Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS WITH CNPC AND CNPC FINANCE IN RESPECT OF 2024 TO 2026

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS WITH CNPC IN RESPECT OF 2024 TO 2026

Reference is made to the announcement (the “Announcement”) of the Company dated 27 August 2020 in respect of, among other things, the renewal of the continuing connected transactions with CNPC/Jointly-held Entities. At the extraordinary general meeting of the Company held on 5 November 2020, the Independent Shareholders approved the continuing connected transactions with CNPC/Jointly-held Entities and the annual caps for the three years ending 31 December 2023.

The Board hereby announces that the Company and CNPC entered into (1) the New Comprehensive Agreement and (2) a confirmation letter to the Land Use Rights Leasing Contract and the 2017 Buildings Leasing Contract on 30 August 2023 to continue the Continuing Connected Transactions with CNPC after 31 December 2023. The Company will continue to comply with the provisions of Chapter 14A of the HKEx Listing Rules in relation to the Continuing Connected Transactions with CNPC including the reporting, announcement, annual review and independent shareholders’ approval requirements, if applicable.

CNPC is a controlling shareholder of the Company. By virtue of the above, CNPC is a connected person of the Company under the HKEx Listing Rules. Transactions between the Company and CNPC constitute connected transactions of the Company under the HKEx Listing Rules. Jointly-held Entities are companies (not including CNPC Finance) in which the Company and CNPC jointly hold shares while CNPC and/or its subsidiaries (individually or together) is/are entitled to exercise, or control the exercise of, 10% or more of the voting power of these companies at any general meeting of such companies, and therefore, Jointly-held Entities are connected persons of the Company and transactions between the Group and Jointly-held Entities constitute connected transactions of the Company under the HKEx Listing Rules. The terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions with CNPC are subject to approval by the Independent Shareholders under the HKEx Listing Rules. In view of the interests of CNPC, CNPC and its associates will abstain from voting in relation to the resolution approving the terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions with CNPC.

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An Independent Board Committee has been formed to advise the Independent Shareholders in connection with the terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions with CNPC, and the Independent Financial Advisor has been appointed to advise the Independent Board Committee and the Independent Shareholders on the same.

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS WITH CNPC FINANCE IN RESPECT OF 2024 TO 2026

Reference is made to the Announcement in respect of, among other things, the provision of financial services by CNPC Finance to the Group pursuant to the Comprehensive Agreement from 2021 to 2023. Pursuant to the rules of Shanghai Stock Exchange, the Company should enter into a financial services agreement with its connected person in relation to connected transactions involving finance companies and disclose and submit as a separate resolution to the Board meeting or the general meeting of the Company for their review.

The Board hereby announces that the Company and CNPC Finance entered into the Financial Services Agreement on 30 August 2023. The Company will continue to comply with the provisions of Chapter 14A of the HKEx Listing Rules in relation to the Continuing Connected Transactions with CNPC Finance including the reporting, announcement, annual review and independent shareholders’ approval requirements, if applicable.

CNPC Finance is a subsidiary of the Company’s controlling shareholder, CNPC. By virtue of the above, CNPC Finance is a connected person of the Company under the HKEx Listing Rules. Transactions contemplated under the Financial Services Agreement constitute connected transactions of the Company under the HKEx Listing Rules. The terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions with CNPC Finance are subject to approval by the Independent Shareholders under the HKEx Listing Rules. In view of the interests of CNPC, CNPC and its associates will abstain from voting in relation to the resolution approving the terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions with CNPC Finance. In addition, as the highest applicable percentage ratio in relation to the aggregate of the maximum daily amount of deposits made by the Group with CNPC Finance and the total amount of interest received in respect of these deposits exceeds 5% (when aggregating with the maximum daily amount of deposits made by the Group with CNPC (excluding CNPC Finance) and the total amount of interest received in respect of those deposits), the deposit services to be provided by CNPC Finance to the Group constitute disclosable transactions under Chapter 14 of the HKEx Listing Rules.

An Independent Board Committee has been formed to advise the Independent Shareholders in connection with the terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions with CNPC Finance, and the Independent Financial Advisor has been appointed to advise the Independent Board Committee and the Independent Shareholders on the same.

GENERAL

A circular containing, amongst other things, further information on the terms of the Non-Exempt Continuing Connected Transactions, a letter from the Independent Board Committee, an opinion of the Independent Financial Advisor, together with a notice to convene the Extraordinary General Meeting to approve the terms of the Non-Exempt Continuing Connected Transactions and their proposed annual caps, is expected to be despatched to the Shareholders on or before 20 September 2023.

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1	RENEWAL OF CONTINUING CONNECTED TRANSACTIONS WITH CNPC IN RESPECT OF 2024 TO 2026

1.1	Background

Reference is made to the Announcement in respect of, among other things, the renewal of the continuing connected transactions with CNPC/Jointly-held Entities. At the extraordinary general meeting of the Company held on 5 November 2020, the Independent Shareholders approved the continuing connected transactions with CNPC/Jointly-held Entities and the annual caps for the three years ending 31 December 2023.

In addition to the Comprehensive Agreement, the Company and CNPC also entered into the Trademark Licensing Contract, the Patent and Know-how Licensing Contract and the Computer Software Licensing Contract, pursuant to which, CNPC has granted the Company the exclusive right to use certain trademarks, patents, know-how and computer software of CNPC at no cost. Furthermore, the Company also entered into the Contract for the Transfer of Rights under Production Sharing Contracts with CNPC, pursuant to which, CNPC transferred to the Company relevant rights and obligations under production sharing contracts entered into with a number of international oil and natural gas companies, except for the rights and obligations relating to CNPC’s supervisory functions. As each of the applicable percentage ratios in respect of the Trademark Licensing Contract, the Patent and Know-how Licensing Contract, the Computer Software Licensing Contract and the Contract for the Transfer of Rights under Production Sharing Contracts is less than 0.1%, the above transactions are exempted from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the HKEx Listing Rules. Please refer to the 2022 annual report of the Company published on 21 April 2023 for details. The Company also entered into the Land Use Rights Leasing Contract, the Supplemental Agreement to the Land Use Rights Leasing Contract and 2017 Buildings Leasing Contract, pursuant to which, CNPC has leased certain lands and buildings to the Group. Please refer to sections 1.3 and 1.4 for details.

The Board hereby announces that the Company and CNPC entered into (1) the New Comprehensive Agreement and (2) a confirmation letter to the Land Use Rights Leasing Contract and the 2017 Buildings Leasing Contract on 30 August 2023 to continue the Continuing Connected Transactions with CNPC after 31 December 2023. The Company will continue to comply with the provisions of Chapter 14A of the HKEx Listing Rules in relation to the Continuing Connected Transactions with CNPC including the reporting, announcement, annual review and independent shareholders’ approval requirements, if applicable.

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1.2	Continuing Connected Transactions with CNPC under the New Comprehensive Agreement

1.2.1	The New Comprehensive Agreement

The Company and CNPC entered into the Comprehensive Agreement on 27 August 2020, which was effective from 1 January 2021 and valid for a term of three years, and will expire on 31 December 2023, for the provisions (1) by the Group to CNPC/Jointly-held Entities and (2) by CNPC/Jointly-held Entities to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its subsidiaries and relevant units (including their respective subsidiaries, branches and other units). Therefore, on 30 August 2023, the Company and CNPC entered into the New Comprehensive Agreement which shall come into effect on 1 January 2024, the principal terms of which are as follows:

(1)	Products and services to be provided by the Group to CNPC/Jointly-held Entities

(a)	Products and services including those relating to crude oil, natural gas, refined oil products, chemical products, supply of water, supply of electricity, supply of gas, supply of heating, quantifying and measuring, entrusted operation and management, material supply and other relevant or similar products and services as may be requested by CNPC/Jointly-held Entities for its own consumption, use or sale from time to time; and

(b)	Financial services provided by the Group to Jointly-held Entities, including entrustment loans, guarantees and other financial services.

(2)	Products and services to be provided by CNPC/Jointly-held Entities to the Group

The products and services to be provided by CNPC/Jointly-held Entities to the Group are expected to be more numerous, both in terms of quantity and variety, than those to be provided by the Group to CNPC/Jointly-held Entities. They have been grouped together and categorized according to the following types of products and services:

(a)	Engineering technology services, including but not limited to exploration technology service, downhole operation service, oilfield construction service, refinery construction service, engineering design service and public engineering services;

(b)	Production services, mainly associated with products and services to be provided, arising from the day-to-day operations of the Group, including but not limited to crude oil, natural gas, refined oil products, chemical products, water supply, electricity supply, gas supply, heat supply and communication services;

(c)	Material supply services, mainly involving the agency services on the procurement of materials, including but not limited to purchase of materials, quality examination, storage of materials and delivery of materials, which by virtue of its different nature, are not covered in the engineering technology services and production services referred to above;

(d)	Social and living support services, including but not limited to community security system services, hospitals, cultural promotional services, staff canteens, training centers, retirement management and re-employment services, etc.; and

(e)	Financial services, including loans and other financial assistance, deposits services, insurance, entrustment loans, settlement services, financial leasing services and other financial services.

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1.2.2	General principles

The New Comprehensive Agreement requires in general terms that:

(1)	the quality of products and services to be provided should be satisfactory to the recipient;

(2)	the price at which such products and services are to be provided must be fair and reasonable; and

(3)	the terms and conditions on which such products and services are to be provided should be no less favorable than those offered by independent third parties.

1.2.3	Pricing determination

Pricing principles for the Non-Exempt Continuing Connected Transactions with CNPC:

(1)	Products and services provided by the Group to CNPC/Jointly-held Entities: pricing principles include government-prescribed pricing plus diversion cost (if any) and market-oriented pricing;

(2)	Engineering technology services provided by CNPC to the Group: pricing principles include government-prescribed pricing, market-oriented pricing (which includes tender prices) and agreed contractual price;

(3)	Production services provided by CNPC to the Group: pricing principles include government-prescribed pricing plus diversion cost (if any), market-oriented pricing, agreed contractual price and the actual cost incurred; and

(4)	Deposit service provided by CNPC to the Group: pricing principles include government-prescribed pricing and market-oriented pricing.

The New Comprehensive Agreement details specific pricing principles for the products and services to be provided pursuant to the New Comprehensive Agreement. The pricing determination of the New Comprehensive Agreement remains consistent with that of the Comprehensive Agreement. If, for any reason, the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles:

(1)	government-prescribed price (this applies to products and services such as refined oil products, natural gas, water supply, electricity supply, gas supply and heat supply (plus diversion costs in respect of supply of water, electricity, gas and heat)); or

(2)	where there is no government-prescribed price, then according to the relevant market-oriented prices (at present, this applies to products and services such as engineering design, project monitoring and management, crude oil, chemical products, asset leasing, repair of machinery, transportation, purchase of materials, quantifying and measuring and entrusted operation and management, etc.); or

(3)	where neither (1) nor (2) is applicable, then according to:

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(a)	the actual cost incurred (at present, this applies to book information and partial filing storage, maintenance of roads); or

(b)	the agreed contractual price, being the actual cost for the provision of such product or service plus an addition of not more than:

(i)	15% of the cost for certain engineering technology services priced (at present, this applies to products and services such as geophysical prospecting, drilling, well cementing, logging, mud logging, well testing, oil testing and oilfield construction) provided that, such agreed contractual price shall not be higher than the prices available for the provision of such products and services in the international market; and

(ii)	3% of the cost for all other types of products and services priced (at present, this applies to products and services such as downhole operations, equipment maintenance and repair, equipment antiseptic testing and research, technical services, communications, firefighting, quality inspection, storage of materials, delivery of materials and training centers).

As a commitment to the investors, the Company has set caps of profit margin in light of the prevailing market circumstances as at the time of the Company’s listing, and the caps of profit margin have remained unchanged since then. Based on the past business performance and with reference to the margin of profit before tax of the similar business of more than two comparable companies in market, the Company is of the view that these caps are fair and reasonable and therefore are still in the interests of the Company and its Shareholders as a whole in the present circumstances.

In order to ensure the reasonableness and accuracy of the actual cost for the relevant products and services, the transaction parties under the Company and CNPC will generally negotiate the cost for the products and services to be provided in advance. The cost will be determined based on the number of consumed units and unit price. The number of consumed units will be determined by the parties according to the cost-efficient level or the average level of similar projects in history. The unit price will be determined by the parties with reference to the market-oriented price for cost. Meanwhile, the Company and CNPC have jointly set up a construction cost center comprised by experienced technical experts, which is responsible for the formulation of the cost standards for certain engineering technology services provided by CNPC according to the above-mentioned mechanism. After the provision of relevant products or services, the internal auditors of the Group will review the actual cost of these products or services prepared by CNPC with reference to the negotiation results prior to the transactions or the cost standards formulated by the construction cost center. The settlement and payment shall only be made after the review is approved by the internal auditors.

(4)	with regards to certain special products and services, the following pricing principles are adopted:

(a)	for public engineering services (means engineering service in relation to oil regions, factory roads, municipal facilities, civil construction and public facilities), in accordance with the set quotas and pricing standards (the quotas specified by the People’s Government of respective provinces, autonomous regions or municipalities) if the same have been set uniformly by the government; and via public tendering if no such quotas and pricing standards have been set;

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(b)	for security system services, the price shall not be more than the Company’s actual expense incurred on security systems in 1998. This pricing principles have been adopted since the listing of the Company, and the Company considered this pricing principles can control the connected transaction amounts between the Group and CNPC Finance;

(c)	for hospitals and cultural promotional services, reasonably proportioned between the Company and CNPC with reference to CNPC’s actual expenses incurred on hospitals and cultural promotional service and the share of benefits between the Company and CNPC in 1998; prices for subsequent periods shall not be more than the Company’s share of expenses as calculated in accordance with the aforementioned formula in 1998, and shall decrease progressively; and

(d)	retirement management and re-employment services, reasonably proportioned between CNPC and the Group with reference to the cost for such services and the share of benefits between CNPC and the Group and shall decrease progressively.

The definition of “government-prescribed price” refers to the price in respect of certain category of products or services determined by the laws, regulations, decisions, orders or policies, etc. enacted by governments of the relevant countries or regions (including but not limited to the central government, federal government, provincial government, state or coalition government or any organization responsible for domestic ruling and foreign affairs in respect to certain specified territory, irrespective of its name, organization or form) or other regulatory departments.

The “government-prescribed price” for different products and services is determined with reference to the following:

Type of product/service with “government-prescribed prices”	Basis for price determination

Refined oil products	According to the Notice of the National Development and Reform Commission on Further Improving the Pricing Mechanism of Refined Oil (Fa Gai Jia Ge [2016] No. 64) issued by the National Development and Reform Commission on 13 January 2016, the retail price and wholesale price of gasoline and diesel, as well as the supply price of gasoline and diesel to special users such as social wholesale enterprises, railway and transportation, etc., shall be government-guided prices; the supply price of gasoline and diesel to the national reserve and Xinjiang Production and Construction Corps shall be government-prescribed prices. The price of gasoline and diesel shall be adjusted every ten business days with reference to the changes in the international market price of crude oil. The National Development and Reform Commission publishes the maximum retail price in ton of standard gasoline and diesel, and the supply price of gasoline and diesel to the national reserve and Xinjiang Production and Construction Corps on its portal website. The provincial price authorities shall publish the highest wholesale prices and highest retail prices of gasoline and diesel standard products and non-standard products in their regions on the designated websites.

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Natural gas	According to the Catalogue of Pricing by the Central Government (Order No.31 of the National Development and Reform Commission of the People’s Republic of China) issued by the National Development and Reform Commission on 13 March 2020 and effective on 1 May 2020, the station prices of offshore gas, shale gas, coal-bed gas, coal gas, liquefied natural gas, gas directly supplied to users, gas purchased and sold through gas storage facilities, gas publicly traded on the trading platform, and natural gas of imported pipelines put into operation after 2015, as well as natural gas in provinces with competitive conditions shall be formed on the market; and the station prices of natural gas of other domestic onshore pipelines and natural gas of imported pipelines put into operation before the end of 2014 shall be temporarily governed by the pricing mechanism currently in force, and be liberalized at appropriate time and formed on the market depending on the market-oriented reform progress of natural gas. According to a series of plans for natural gas price reform gradually released by the National Development and Reform Commission in recent years, the current pricing mechanism mainly involves implementing benchmark gate station price management. The natural gas supply and demand sides negotiate and determine specific gate station prices within a range of 20% upward and unlimited downward adjustments based on the benchmark gate station prices published by local governments. At the same time, the seasonal price policies will be carried out to encourage market-oriented trading. Natural gas production and operation enterprises and users are encouraged to actively enter and trade on natural gas trading platforms, and the prices of natural gas publicly traded through trading platforms such as Shanghai and Chongqing Petroleum and Gas Exchange will be formed by the market.

Refinery and chemical facilities construction (including construction and installation)

Prices shall be determined by public invitation to bid according to the “The Bidding Law of the Peoples’ Republic of China”.

For the construction phase, prices shall be determined by standards prescribed by the People’s Government of the respective province, autonomous region and municipalities. For the installation phase, prices shall be determined by industrial standards.

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Water supply	According to the Measures for the Administration of Urban Water Supply Prices issued by the National Development and Reform Commission and the Ministry of Housing and Urban-Rural Development on 3 August 2021 and effective on 1 October 2021, urban water supply prices are in principle set by the government, and the specific pricing power shall be implemented in accordance with the provisions of the pricing catalogue of local governments.

Electricity supply	In line with the Electricity Law issued by Standing Committee of the National People’s Congress (Order No. 23 of the President of the People’s Republic of China) on 28 December 1995 and amended respectively on 27 August 2009, 24 April 2015 and 29 December 2018, for the power purchase price of a power network spanning different provinces, autonomous regions, or municipalities, as well as in a provincial power network, a proposal shall be made through consultation by the enterprises engaged in power production and power network operation, and shall be examined and approved by the pricing administrative department of the State Council. The on-grid electricity price in an independent power network shall be negotiated and proposed by the power production enterprise and the power network operating enterprise and submitted to the pricing administrative department with management authority for approval. For the power produced by locally funded power production enterprises, if an independent power network within different regions of the province is formed or the power is generated for local use, the price shall be under the control of the People’s Government of the province, autonomous region or municipality.

Gas supply	According to the Regulation on the Administration of Urban Gas (PRC State Council Order No.666) issued by the State Council on 19 October 2010 and amended on 6 February 2016, the pricing bureau of the People’s Government above the county level could prescribe and adjust the selling price for pipeline gas.

Heat supply	Prices for the supply of heat are prescribed by the local governments.

Save as disclosed above, the macro government-prescribed prices are updated in accordance with the development of national economy and policies to be issued from time to time. The prices prescribed by the People’s Government of the respective provinces, autonomous regions and municipalities are updated from time to time in accordance with the local actual situations from time to time. The Company has paid and will continue to pay close attention to the updates of government-prescribed prices and determine the prices for relevant products and services accordingly.

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The definition of “market-oriented price” refers to the price determined in accordance with the following order:

(1)	with reference to the price charged, by at least two independent third parties, in areas where such type of product or service is provided and on normal terms in the area where the product or service of comparable scale is being provided at that time; or

(2)	with reference to the price charged, by at least two independent third parties, in nearby areas where such type of product or service is provided and on normal terms in the area or country adjacent to the area where the product or service of comparable scale is being provided at that time.

According to the regulations for the management of bidding and tendering of the Company, in terms of the product or service of which the transaction amount reaches the particular standard prescribed in regulations, the Company shall obtain the above-mentioned market-oriented prices through tendering and the final suppliers of products or services are determined based on the price quotations and other factors including quality of products and services, specific needs of the transaction parties, technical advantages of the suppliers, performance capabilities of the suppliers, and qualification and relevant experience of the suppliers. The operating entities or the tendering center of the Company is responsible for the preparation of tendering requirement documents. A tendering committee comprised by both internal and external randomly picked experts will be established to conduct the tendering process for each project. If the terms offered by CNPC are considered to be comparable to or better than other bidders by the tendering committee after taking into consideration the above-mentioned factors, CNPC will be selected as the supplier. In terms of the product and service of which the transaction amount is lower than the particular standard prescribed in the regulations, the Company shall obtain the above-mentioned market-oriented prices by inviting suppliers to the competitive negotiations and the final suppliers of products or services are determined based on the price quotations and other factors including quality of products and services, specific needs of the transaction parties, technical advantages of the suppliers, performance capabilities of the suppliers, and qualification and relevant experience of the suppliers. If the terms offered by CNPC are considered to be comparable to or better than other suppliers by such department after taking into consideration the above-mentioned factors, CNPC will be selected as the supplier upon the final approval by the management team of the operating entity.

In addition, the New Comprehensive Agreement specifically stipulates that:

(1)	for the financial services provided by the Group:

(a)	the pricing of entrusted loans shall be determined based on the Loan Prime Rate and relevant fee charging standards as promulgated by the People’s Bank of China and with reference to market-oriented price;

(b)	the guarantees shall be provided at prices with reference to the market-oriented price of the same risk category; and

(c)	the pricing of other financial services shall be determined based on the prices prescribed by government authorities including, among other things, People’s Bank of China and the fee charging standards published by the above-mentioned relevant regulatory authorities and with reference to the market-oriented price.

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(2)	for the financial services provided by CNPC/Jointly-held Entities:

(a)	the deposit services shall be provided at prices determined in accordance with the relevant interest rate and fee charging standards as promulgated by the People’s Bank of China. Such prices must also be no less favorable to the Group than those offered by other independent third parties unless otherwise provided by laws and regulations;

(b)	the loan services shall be provided at prices determined after negotiation based on the Loan Prime Rate and market conditions. Such prices must also be no higher than the rate charged by major commercial banks for same type of loans during the same period under the same conditions;

(c)	the guarantees shall be provided at prices with reference to the market-oriented price of the same risk category; and

(d)	the pricing of other financial services shall be determined based on the prices prescribed by government authorities including, among other things, People’s Bank of China and the fee charging standards published by the above-mentioned relevant regulatory authorities and with reference to the market-oriented price.

For the financial leasing services provided by CNPC to the Group, payments due from the Company shall include rental payable, pre-leasing interest, pre-paid rents, etc. Rental payable, pre-leasing interest and pre-paid rents shall be calculated with reference to the lease principal and the leasing interest rate. Leasing interest rate shall be determined by reference to the Loan Prime Rate as promulgated by the National Interbank Funding Centre authorized by the People’s Bank of China. The standard of rental payable, pre-leasing interest (if any) and pre-paid rents (if any) shall be determined on terms no less favorable to the Group than those offered by other independent third parties.

1.2.4	Coordination of annual demand of products and services

Two months prior to the end of each financial year, both parties are required to prepare and submit to each other an annual plan detailing the estimated demand for products and services to be rendered in accordance with the New Comprehensive Agreement for the forthcoming financial year. Furthermore, one month prior to the end of each financial year, both parties are required to prepare and submit to each other a plan of provision of products and services to each other in accordance with the New Comprehensive Agreement.

1.2.5	Rights and obligations

The Group retains the right to choose to receive products and services, as contemplated under the New Comprehensive Agreement, from independent third parties where the terms and conditions such as price or quality of products or services offered by such independent third parties may be superior to those offered by CNPC.

In addition, the New Comprehensive Agreement does not require provision of products and services on an exclusive basis. Each party may provide products and services to other third parties, subject always to the obligation that each party must provide those products and services which may be required in accordance with the New Comprehensive Agreement and the annual plan then in force.

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1.2.6	Term and termination

The New Comprehensive Agreement is valid for three years commencing from 1 January 2024. During the term of the New Comprehensive Agreement, termination of the individual product and service implementation agreements may be effected from time to time by the parties to the product and service implementation agreements providing at least 6 months’ written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services contracted to be provided on or before the notice of termination, the notice of termination will not affect the completion of the provision of such products and services.

In the event that the Company is unable to find an alternative product or service provider (which shall be communicated by the Company to CNPC from time to time), then unless permitted by the Company in written consent, CNPC must continue to provide such products or services.

1.2.7	Comparison between the New Comprehensive Agreement and the Comprehensive Agreement

Main revised terms and conditions of the New Comprehensive Agreement in comparison with the Comprehensive Agreement are as follows:

(1)	the pricing basis for entrustment loans and guarantee services provided by the Group to CNPC/ Jointly-held Entities has been updated;

(2)	the pricing basis for refinery construction, loan and guarantee services provided by CNPC to the Group has been updated; and

(3)	the financial services provided by CNPC Finance to the Group have been excluded from the New Comprehensive Agreement and the Company and CNPC Finance have entered into the Financial Services Agreement in relation to the financial services between the Group and CNPC Finance. Please refer to the section 2 of this announcement for details.

1.2.8	Advice from the Independent Board Committee and the Independent Financial Advisor

The Independent Board Committee will give their view on the terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions with CNPC after considering the advice from the Independent Financial Advisor on the same, and their views will be given in the circular to be despatched to the Shareholders.

1.3	Land lease provided by CNPC to the Group

The Company entered into the Land Use Rights Leasing Contract with CNPC on 10 March 2000 under which CNPC has leased parcels of land in connection with and for the purpose of all aspects of the operations and business of the Group covering an aggregate area of approximately 1.145 billion square meters, located throughout the PRC, to the Company for a term of 50 years. The Board believes that a leasing term of 50 years is appropriate for the Land Use Rights Leasing Contract, since the Company is one of the largest petroleum companies in the PRC, which principally engages in the exploration, development, transmission, production and sales of crude oil and natural gas, and new energy business; the refining of crude oil and petroleum products; the production and sales of basic and derivative chemical products and

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other chemical products, and new material business; the marketing and trading business of refined products and non-oil products; and the transportation and sales of natural gas, and the relevant land leases are of material significance of the Group’s business. The long stability of a 50-year tenure may avoid the unnecessary disruption of the Group’s operations and such tenure conforms with normal business practices in the PRC property market. The total fee payable for the lease of all such property may, after the expiration of 10 years from the date of the Land Use Rights Leasing Contract, be adjusted to reflect market conditions prevalent at such time of adjustment, including current market prices, inflation or deflation, as appropriate, and such other pertinent factors as may be considered in negotiating and agreeing to any such adjustment by agreement between the Company and CNPC.

Having regard to the operational need of the Group and changes in the land markets in the recent years, the Company entered into a supplemental agreement to the Land Use Rights Leasing Contract with CNPC on 25 August 2011, pursuant to which the parties reconfirmed the area of the leased land parcels, and the Company agreed to rent from CNPC parcels of land situated at 16 different provinces/municipalities with an area of approximately 1.783 billion square meters. Further, the parties agreed to adjust the total rental payable in accordance with the reconfirmed area of leased land parcels and the prevailing situation of the land market, and the adjusted annual rental fee (exclusive of tax and government charges) of the rented parcels of land shall be not more than RMB3,892 million. The expiry date of the Supplemental Agreement to the Land Use Rights Leasing Contract would be the same as the original Land Use Rights Leasing Contract. The Supplemental Agreement to the Land Use Rights Leasing Contract took effect from 1 January 2012 upon the approval of the Board. The Company and CNPC may negotiate to revise the leased area and rental payable every three years according to the production situation and the market situation of the Group.

Having regard to the actual operational demand of the Group and changes in the land market in recent years, the Company and CNPC issued a confirmation letter to the Land Use Rights Leasing Contract on 27 August 2020, which further adjusted the area for the leased land parcels and the rental payable. The Company agreed to rent from CNPC parcels of land with an aggregate area of approximately 1.142 billion square meters with annual rental payable (exclusive of tax and government charges) adjusted to approximately RMB5,673.17 million in accordance with the reconfirmed area of leased land parcels and the current situation of the land market. The annual rental payable (exclusive of tax and government charges) per square meter shall be approximately RMB4.97. The Land Use Rights Leasing Contract and the Supplemental Agreement to the Land Use Rights Leasing Contract shall remain unchanged, apart from the leased area and the rental payable. The confirmation letter shall become effective from 1 January 2021.

Having regard to the actual operational demand of the Group and changes in the land market in recent years, the Company and CNPC issued a confirmation letter to the Land Use Rights Leasing Contract on 30 August 2023, which further adjusted the area for the leased land parcels and the rental payable. The Company agreed to rent from CNPC parcels of land with an aggregate area of approximately 1.134 billion square meters with annual rental payable (exclusive of tax and government charges) adjusted to approximately RMB5,724.32 million in accordance with the reconfirmed area of leased land parcels and the current situation of the land market. The annual rental payable (exclusive of tax and government charges) per square meter shall be approximately RMB5.04, representing an increase of approximately RMB0.07 as compared to the annual rental payable (exclusive of tax and government charges) per square meter under the confirmation letter dated 27 August 2020 as stated

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above. The Land Use Rights Leasing Contract and the Supplemental Agreement to the Land Use Rights Leasing Contract shall remain unchanged, apart from the leased area and the rental payable. The confirmation letter shall become effective from 1 January 2024. Beijing Huayuan Longtai Real Estate and Land Assets Valuation Co., Ltd. ( ), an independent valuer, has reviewed the confirmation letter and has confirmed that the adjusted rentals payable by the Company to CNPC are fair and reasonable and such rents are not higher than the market level. The date of valuation is 30 June 2023. As the independent financial advisor opined in their letter when they were engaged for advising on the renewal of continuing connected transaction in August 2011, a lease term of 50 years is essential to the long-term development of the Group and is in line with normal business practices. Therefore, the Directors (including independent non-executive Directors) still consider that a lease term of 50 years is in line with normal business practices. 1.4 Buildings lease provided by CNPC to the Group On 24 August 2017, the Company entered into a 2017 Buildings Leasing Contract with CNPC, pursuant to which (1) the Company and CNPC have agreed that the 2017 Buildings Leasing Contract became effective from 1 January 2018; (2) the Company agreed to lease from CNPC buildings with an aggregate gross floor area of approximately 1,153,000 square meters and the annual rents shall be paid by the Company based on the actual situations and business development demand, but the annual rental payable shall not exceed the amount of RMB730.00 million. The Company and CNPC agreed that they may adjust the area of building leased and the rental payable every three years as appropriate according to the status of the production and operations of the Group and the prevailing market price, but the adjusted rental payable shall not exceed the comparable fair market price. The 2017 Buildings Leasing Contract became effective from 1 January 2018 for a term of 20 years. The Company and CNPC issued a confirmation letter to the 2017 Buildings Leasing Contract on 27 August 2020, which further adjusted the gross floor area for the buildings leased and the rental payable. The Company agreed to rent from CNPC buildings with an aggregate gross floor area of approximately 1,287,500 square meters with annual rental payable (exclusive of tax and government charges) adjusted to approximately RMB713.00 million in accordance with the reconfirmed gross floor area leased and the current situation of the market. The annual rental payable (exclusive of tax and government charges) per square meter shall be approximately RMB553.79. The 2017 Buildings Leasing Contract shall remain unchanged apart from the gross floor area leased and the rental payable. The confirmation letter became effective from 1 January 2021. The Company and CNPC issued a confirmation letter to the 2017 Buildings Leasing Contract on 30 August 2023, which further adjusted the gross floor area for the buildings leased and the rental payable. The Company agreed to rent from CNPC buildings with an aggregate gross floor area of approximately 1,613,100 square meters with annual rental payable (exclusive of tax and government charges) adjusted to approximately RMB892.68 million in accordance with the reconfirmed gross floor area leased and the current situation of the market. The annual rental payable (exclusive of tax and government charges) per square meter shall be approximately RMB553.39, representing a decrease of approximately RMB0.40 as compared to the annual rental payable (exclusive of tax and government

14

charges) per square meter under the confirmation letter dated 27 August 2020 as stated above. The 2017 Buildings Leasing Contract shall remain unchanged apart from the gross floor area leased and the rental payable. The confirmation letter shall become effective from 1 January 2024. Beijing Huayuan Longtai Real Estate and Land Assets Valuation Co., Ltd. ( ), an independent valuer, has reviewed the confirmation letter and has confirmed that the adjusted rentals payable by the Company to CNPC are fair and reasonable and such rentals are not higher than the market level, and the term of 20 years is in line with the normal business practices. The date of valuation is 30 June 2023. The Board considered that a leasing term of 20 years for the 2017 Buildings Leasing Contract was reasonable. The reason is that the Company is one of the largest petroleum companies in the PRC, which principally engages in the exploration, development, transmission, production and sales of crude oil and natural gas, and new energy business; the refining of crude oil and petroleum products; the production and sales of basic and derivative chemical products and other chemical products, and new material business; the marketing and trading business of refined products and non-oil products; and the transportation and sales of natural gas, and the relevant building leases are of material significant of the Group's business. A long lease term of 20 years can avoid unnecessary suspension of the business. The Directors (including independent non-executive Directors) consider that a lease term of 20 years is in line with normal business practices. 1.5 Historical amounts, historical annual caps, proposed annual caps and rationale The Board has considered and proposed that the following proposed maximum values in respect of the Continuing Connected Transactions with CNPC which will serve as the annual caps of the relevant transactions below for the period from 1 January 2024 to 31 December 2026: Transaction Historical amount Historical annual Proposed annual Basis of determination of categories caps caps for 2024 to the proposed annual caps 2026 (1) Products and services to be provided by the Group to CNPC/Jointly-held Entities (a) Products and For the two years For the three years The proposed annual caps services ended 31 December For the three ending 31 December for the products and 2022 and the six years ending 31 2026, RMB95,900 services to be provided by months ended 30 December 2023, million, RMB102,900 the Group to June 2023, RMB150,000 million and CNPC/Jointly-held Entities approximately million, RMB104,100 million, have been determined with RMB69,226 million, RMB147,200 respectively. reference to the historical RMB82,541 million million and transactions and and RMB27,371 RMB144,600 transaction amounts in million, million, providing products and respectively. respectively. services by the Group to CNPC/Jointly-held Entities; the estimated business development of the Group; the estimated business development of CNPC; the potential fluctuations in the prices of crude oil, petrochemical products, natural gas and other oil products and services both

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in the international market and in the domestic market; and quantities of crude oil and natural gas reserves required (by CNPC as decreed by the government).

The Group is of the view that the proposed adjustment in annual caps is in line with the estimated development of the business of the Group and CNPC and is determined based on principles of fairness and reasonableness.

The difference between the 2021 and 2022 annual caps and the historical amount incurred in 2021 and 2022 and the difference between the proposed annual caps and the historical amount incurred in 2021 and 2022 are mainly because both the Company and CNPC are large enterprises, with a large scale and transaction volumes. Since the annual caps for the continuing connected transactions are for three years, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. As such, the Company makes sufficient estimations taking into consideration commercially feasible plans when applying for the proposed annual caps. Main details are as follows: (1) international trade accounts for a large proportion of this category of connected transactions, and its uncertainty is much greater than other businesses; (2) considering that the Group and CNPC and most of their respective subsidiaries are located in the same region, the Group wishes to supply more products and services to CNPC in order to save logistic costs and improve efficiency. However, as markets and needs from CNPC may change and there is competition from

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independent third parties on market, products and services actually provided by the Group to CNPC may be less than anticipated. The Group has lowered the proposed annual caps based on the actual conditions, expected changes of the markets in the future and the needs from CNPC.
(b) Financial services	For the two years ended 31 December 2022, the Group did not provide any financial services to the Jointly-held Entities; and for the six months ended 30 June 2023, approximately RMB61 million.	For the three years ending 31 December 2023, RMB22,000 million, RMB22,000 million and RMB22,000 million, respectively.	For the three years ending 31 December 2026, RMB28,100 million, RMB29,500 million and RMB29,400 million, respectively.

The proposed annual caps for the financial services, including entrustment loans, guarantees and other financial services, to be provided by the Group to the Jointly-held Entities have been determined with reference to the business development and financing needs of the Jointly-held Entities, and the acquisition opportunities which may arise from time to time in the international market. The Group is of the view that the provision of financial services to the Jointly-held Entities will enable them to have sufficient funding for future business development and acquisition.

The difference between the 2021 and 2022 annual caps and the historical amount incurred in 2021 and 2022 and the difference between the proposed annual caps and the historical amount incurred in 2021 and 2022 are mainly because the Group plans to grasp acquisition opportunities that may emerge on the international market from time to time. Once it is confirmed that the Group will proceed with an acquisition, the capital needs can be immense. Accordingly, the Company makes sufficient estimations taking into consideration commercially feasible plans when applying for the proposed annual caps. In addition, Jointly-held

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Entities involve a number of potential business opportunities, the amount of which are usually relatively huge. However, there are uncertainty in the security terms and arrangement in individual transactions. To ensure the normal business operation of the Jointly-held Entities, the Group include all possible transactions when determining annual caps. Main details are as follows: (1) capital needs of Jointly-held Entities for acquisition may be obtained from other sources, therefore, the Group may not actually be required to provide financial services to these Jointly held Entities; (2) acquisition targets that emerge on the market may not be able to meet the acquisition expectations of the Jointly-held Entities. Furthermore, with the continuing development of the business of the Jointly-held Entities, the Group expected that the amount of entrusted loans and guarantees to be provided by the Group will increase, thus the proposed annual caps has correspondingly increased.

(2) Products and services to be provided by CNPC/Jointly-held Entities to the Group
(a) Engineering technology services	For the two years ended 31 December 2022 and the six months ended 30 June 2023, approximately RMB162,776 million, RMB171,158 million and RMB54,123 million, respectively.	For the three years ending 31 December 2023, RMB198,200 million, RMB197,500 million and RMB197,000 million, respectively.	For the three years ending 31 December 2026, RMB236,400 million, RMB250,000 million and RMB256,800 million, respectively.

The proposed annual caps for the provision of engineering technology services have been determined with reference to the completed transactions and transaction amounts for the engineering technology services provided by CNPC to the Group and the estimated business development of the Group.

The Group has obtained engineering technology services from CNPC in the ordinary course of business, and as one of the most experienced companies in

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the world, the engineering technology services CNPC provided to the Group are quality services. CNPC is also one of the few companies in the PRC which can provide quality petrochemical related engineering technology services.

The Group is of the view that the proposed adjustment in annual caps is in line with the estimated development of the business of the Group and is determined based on principles of fairness and reasonableness.

The difference between the 2021 and 2022 annual caps and the historical amount incurred in 2021 and 2022 and the difference between the proposed annual caps and the historical amount incurred in 2021 and 2022 are mainly because (1) both the Company and CNPC are large enterprises, with a large scale and transaction volumes. Since the proposed annual caps for the continuing connected transactions are for three years, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. Accordingly, the Company makes sufficient estimations taking into consideration commercially feasible plans and the Company’s needs for production and operation when applying for the annual caps. Main details are as follows: CNPC’s competitiveness in the industry are comparably stronger as it has human resource advantages, technological advantages and cost advantages, etc. When estimating the caps, the Group shall consider the possibility that CNPC will participate in all the projects. However, CNPC might not

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be able to participate in all the projects in practice due to specific conditions of different projects; and (2) taking into account the increasing storage and production of the upstream business of the Group, the Group’s transformation and upgrading of refining and chemicals business and  international operation, and the Group’s strategic layout and continuous development of its new energy, new materials and other businesses, the amount of engineering technology services to be procured by the Group from CNPC is expected to be increased compared to the actual amount incurred in 2021 to 2023. In addition, due to the business nature and settlement practices, most of the settlement of the Group in relation to the engineering technology services occurs in the second half year, thus the actual amount is relatively lower than the annual cap for the six months ended 30 June 2023.

(b) Production services	For the two years ended 31 December 2022 and the six months ended 30 June 2023, approximately RMB129,264 million, RMB174,688 million and RMB75,827 million, respectively.	For the three years ending 31 December 2023, RMB207,700 million, RMB205,500 million and RMB204,500 million, respectively.	For the three years ending 31 December 2026, RMB227,400 million, RMB234,400 million and RMB236,400 million, respectively.

The proposed annual caps for the production services to be provided by CNPC to the Group have been determined with reference to the previous transactions conducted and transaction amounts in respect of production services provided by CNPC to the Group; the estimated business development of the Group, and the potential changes of the prices of oil and gas products and services in the international and the PRC market.

Production services mainly consist of water supply, electricity supply, gas supply, the supply of petroleum, natural gas and petrochemical products and others (including sharing

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services) by CNPC to the Group. The Group is of the view that the proposed adjustment in annual caps is in line with the estimated development of the business of the Group and is determined based on principles of fairness and reasonableness.

The difference between the 2021 and 2022 annual caps and the historical amount incurred in 2021 and 2022 and the difference between the proposed annual caps and the historical amount incurred in 2021 and 2022 are mainly because (1) both the Company and CNPC are large enterprises, with a large scale and transaction volumes. Since the proposed annual caps for the continuing connected transactions are for three years, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. Accordingly, the Company makes sufficient estimations taking into consideration commercially feasible plans when applying for the proposed annual caps. Main details are as follows: (a) international trade accounts for a large proportion of this category of connected transactions, and its uncertainty is much greater than other businesses; (b) due to the objective to maintain the quality of crude oil and natural gas, CNPC is required to replace its crude oil and natural gas reserve from time to time and supply the replaced crude oil and natural gas to the Group to conduct production and sales activities. Therefore, this amount needs to be taken into consideration when determining the proposed annual caps; and (2) the average spot price for North Sea Brent crude oil in the first half of 2023 was US$79.66 per barrel,

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representing an increase of approximately 99.4% compared with US$39.95 per barrel of the first half of 2020. Thus, the proposed annual caps have increased.
(c) Material supply services	For the two years ended 31 December 2022 and the six months ended 30 June 2023, approximately RMB28,853 million, RMB31,997 million and RMB7,186 million, respectively.	For the three years ending 31 December 2023, RMB35,300 million, RMB35,300 million and RMB35,300 million, respectively.	For the three years ending 31 December 2026, RMB41,900 million, RMB42,800 million and RMB41,900 million, respectively.

The annual caps for the provision of the material supply services to be paid by the Group to CNPC have been determined by reference to the estimated business development of the Group.

CNPC is one of the leading buyers of petrochemical raw materials in the PRC. With the economic scale and the collective bargaining power of CNPC, the centralized purchase of materials by CNPC can stabilize the purchase prices of the Group’s raw materials.

The Group is involved in a number of oil and gas fields and refinery construction projects in which CNPC provides to the Group material supply services.

The Group is of the view that the proposed adjustment in annual caps is in line with the estimated development of the business of the Group and is determined based on principles of fairness and reasonableness.

The difference between the 2021 and 2022 annual caps and the historical amount incurred in 2021 and 2022 and the difference between the proposed annual caps and the historical amount incurred in 2021 and 2022 are mainly because both the Company and CNPC are large enterprises, with a large scale and transaction volumes. Since the proposed annual caps for the continuing connected transactions are for three

22

years, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. Accordingly, the Company makes sufficient estimations taking into consideration commercially feasible plans when applying for the proposed annual caps in order to satisfy the needs of changes in the Group’s production and operations. In addition, due to the business nature and settlement practices, most of the settlement of the Group in relation to the material supply services occurs in the second half year, thus the actual amount is relatively lower than the annual cap for the six months ended 30 June 2023.
(d) Social and living support services	For the two years ended 31 December 2022 and the six months ended 30 June 2023, approximately RMB3,614 million, RMB3,159 million and RMB1,369 million, respectively.	For the three years ending 31 December 2023, RMB5,800 million, RMB5,800 million and RMB5,800 million, respectively.	For the three years ending 31 December 2026, RMB5,000 million, RMB5,100 million and RMB5,200 million, respectively.

A majority of the Group’s local subsidiaries are situated in isolated industrial or mining zones, where few social and living support services are available from independent third parties on more favorable terms, if at all. It is therefore more convenient for CNPC to provide such services.

The proposed annual caps for social and living support services have been determined with reference to the previous transactions conducted and transaction amounts in respect of the social and living support services provided by CNPC to the Group, estimated development of the Group’s business and possible future reforms to the social and living support services provided by CNPC. The Group is of the view that the proposed annual caps are in line with the development of the business of the Group, and are determined based on principles of fairness and reasonableness.

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The difference between the 2021 and 2022 annual caps and the historical amount incurred in 2021 and 2022 and the difference between the proposed annual caps and the historical amount incurred in 2021 and 2022 are mainly because both the Company and CNPC are large enterprises, with a large scale and large volumes. Since the proposed annual caps for the continuing connected transactions are for three years, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. Accordingly, the Company makes sufficient estimations taking into consideration commercially feasible plans when applying for the proposed annual caps in order to satisfy the needs of changes in the Group’s production and operations. The Group has lowered the proposed annual caps based on the actual conditions.

(e) Financial services
(i) Aggregate of maximum daily amount of deposits to be made by the Group with CNPC (excluding CNPC Finance) and the total amount of interests to be received in respect of these deposits

For the two years ended 31 December 2022 and the six months ended 30 June 2023, approximately RMB7,554 million, RMB7,959 million and RMB7,974 million, respectively.

Note: As the Company has entered into the Financial Services Agreement with CNPC Finance regarding the financial services between them, the above amount did not include the

For the three years ending 31 December 2023, RMB55,000 million, RMB55,000 million and RMB55,000 million, respectively.

Note: The annual caps regarding the deposit services under financial services for 2021-2023 is RMB55,000 million. The Company divided the annual caps into RMB47,000 million for CNPC Finance and

For the three years ending 31 December 2026, RMB10,000 million, RMB10,000 million and RMB10,000 million, respectively.

Note: For the avoidance of doubt, the above proposed annual caps are independent from the proposed annual caps for the deposit services to be provided by CNPC Finance to the Group.

The proposed annual caps for the deposit services (aggregate of deposits and interests) to be provided by CNPC (excluding CNPC Finance) to the Group have been determined with reference to the estimated business development of the Group, the Group’s historical cash flow and levels of deposits and the competitive interest rates offered by financial institutions.

In order to optimize cash flow management and capital efficiency of the Group and CNPC, CNPC’s financial institutions provide a full range of financial services to the Group and CNPC. The Group is of the

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	historical amount of deposits made by the Group with CNPC Finance and the total amount of interests to be received in respect of these deposits. Please refer to the paragraph 2.4 of this announcement for the historical amount of deposits made by the Group with CNPC Finance and the total amount of interests to be received in respect of these deposits.	RMB8,000 million for other financial institutions under CNPC according to the business management needs.

view that the proposed annual caps is in line with the development of the business of the Group and is determined based on principles of fairness and reasonableness.

Fees and interest rates with respect to deposit services are determined in accordance with the relevant interest rate and fee charging standards as promulgated by the People’s Bank of China, and they are no less favorable than those offered by other independent third parties to the Group unless otherwise provided by laws and regulations.

The difference between the 2021 and 2022 annual caps divided to other financial institutions under CNPC and the historical amount of the deposits made by the Group with other financial institutions under CNPC and the total amount of interests received in respect of these deposits in 2021 and 2022 and the difference between the proposed annual caps and the historical amount of the deposits made by the Group with other financial institutions under CNPC and the total amount of interests received in respect of these deposits were minimal.

(ii) Insurance, handling fees for entrustment loans, fees and expenses for settlement services and other intermediary services	For the two years ended 31 December 2022 and the six months ended 30 June 2023, approximately RMB1,321 million, RMB1,383 million and RMB1,323 million, respectively. Note: As the Company has	For the three years ending 31 December 2023, RMB2,400 million, RMB2,400 million and RMB2,400 million, respectively. Note: The above amounts include the historical annual caps of the	For the three years ending 31 December 2026, RMB2,500 million, RMB3,000 million and RMB3,400 million, respectively.	To optimize cash flow management and capital efficiency of the Group, CNPC’s financial institutions provide a full range of financial services to the Group. The proposed annual caps for the insurance, handling fees for entrustment loans, fees and expenses for settlement services and other intermediary services to be paid by the Group to CNPC (excluding CNPC Finance)

25

entered into the Financial Services Agreement with CNPC handling fees for Finance regarding entrustment loans, the financial fees and expenses have been determined with services between for other reference to the estimated them, the above intermediary business development of the amount did not services paid by Group, the historical amount include the the Group to CNPC incurred and the competitive historical amount of Finance. fees offered by financial the handling fees institutions. for entrustment loans, fees and Through captive insurance, expenses for other property insurance and life intermediary insurance services provided services paid by the by Generali China Insurance Group to CNPC Co., Ltd. Finance. Please ( ) in refer to the which CNPC holds 51% issued paragraph 2.4 of share capital, CNPC Captive this announcement Insurance Co., Ltd. for the historical ( ) amount of the in which CNPC holds 51% handling fees for issued share capital and entrustment loans, Generali China Life fees and expenses Insurance Co., Ltd for other ( ) in intermediary which CNPC holds 50% issued services paid by the share capital, the Group Group to CNPC obtains broader and more Finance. in-depth access to different types of insurance, including property, personal injury and liability, etc. This enhances the Group's ability to manage risks. Fees with respect to the guarantees services shall be referred to the market-oriented price of the same risk category; the pricing of other financial services shall be determined based on the prices prescribed by government authorities including, among other things, People's Bank of China and the fee charging standards published by the above-mentioned relevant regulatory authorities and with reference to the market-oriented price Currently, settlement services provided by financial institutions under CNPC (including bills of exchange, entrusted fund collection, online settlement, account management and fund management, etc.) can offer more simplicity and expediency in terms of

26

approval process and settlement efficiency compared to other commercial banks in the market.

The difference between the 2021 and 2022 annual caps and the historical amount incurred in 2021 and 2022 and the difference between the proposed annual caps and the historical amount incurred in 2021 and 2022 are mainly because (1) both the Company and CNPC are large enterprises, with a large scale and transaction volumes. Since the proposed annual caps for the continuing connected transactions are for three years, it is difficult for the Company to anticipate all the possible contingencies accurately during the period. Accordingly, the Company makes sufficient estimations taking into consideration commercially feasible plans when applying for the proposed annual caps; (2) the Group will purchase insurance from independent third parties which provide better terms or services. However, to ensure the Group’s risk management requirements, the Group include all possible required insurance amount when determining annual caps; and (3) the amount and coverage of the insurance demanded by the Group will increase accordingly with the continuous development of business and the increase of assets of the Group.

(iii) Financial leasing services
Maximum outstanding daily balance (including the outstanding lease principal, rents, pre-leasing/leasing	For the two years ended 31 December 2022 and the six months ended 30 June 2023, approximately RMB1,201 million,	For the three years ending 31 December 2023, RMB5,000 million, RMB5,000 million and RMB5,000 million, respectively.	For the three years ending 31 December 2026, RMB3,000 million, RMB3,000 million and RMB4,000	In order to maintain its investment in development of oil and gas area with scale, major refining infrastructure and sale networks for refined products, the Group needs service support from financial companies which

27

interest and other fees) due by the Group	RMB965 million and RMB503 million, respectively.	million, respectively.

are capable of providing low cost, reliable fund-raising, financing and settlement services of high quality, flexibility and convenience, in such a way as to reconcile financial capital with industrial capital. Leveraging on the financial edge of Kunlun Leasing, the Group will be capable of deepening financing innovation, broadening sources of financing and ensuring timely and effective availability of capital required for the Group’s strategic development. The Group would also be able to refine the Group’s management of interest-bearing debt and match potential project investment return to fund-raising and financing capabilities, and capital operations to operating cash flows. The proposed annual caps for the maximum outstanding daily balance (including the outstanding lease principal, rents, pre-leasing/leasing interest and other fees) due by the Group have been determined with reference to the estimated business development of the Group, the historical amount incurred and the fee charging standards offered by Kunlun Leasing.

Kunlun Leasing is capable of providing the Group with better quality services at prices, terms and conditions which are no less favorable than those offered by any other third-party financial institutions.

The difference between the 2021 and 2022 annual caps and the historical amount incurred in 2021 and 2022 and the difference between the proposed annual caps and the historical maximum outstanding daily balances for 2021 and 2022 are

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mainly because financial leasing is only one of financing means used by the Group. In practice, the Group will make general adjustments to means of financing taking into consideration the prevailing circumstances and the needs of the Group and may use other means of financing. As a result, the historical amount incurred for financial leasing is lower than the relevant annual caps. However, as the Company may still need to use financial leasing as a means of financing, therefore, the proposed annual caps have been determined with reference to the estimated capital needs of the Group, circumstances of the relevant assets and the cost of financing in the market, etc.

(f) Land lease The value of right-of-use assets relating to the land to be leased by CNPC to the Group

For the two years ended 31 December 2022 and the six months ended 30 June 2023, approximately RMB5,801 million, RMB3,881 million and RMB1,537 million, respectively.

Note: the above amounts are the annual value of right-of-use assets relating to land lease. For the two years ended 31 December 2022 and the six months ended 30 June 2023, the rent amount (exclusive of tax and government charges) paid by the Group to CNPC was approximately RMB1,985 million, RMB1,884 million

	For the three years ending 31 December 2023, RMB16,578 million, RMB11,019 million and RMB5,685 million, respectively.	For the three years ending 31 December 2026, RMB16,802 million, RMB11,186 million and RMB5,778 million, respectively.

The Board considers that the proposed annual caps on the land lease to be provided by CNPC to the Group would ensure that the Group achieves its future business development plans.

In the light of the fact that International Financial Reporting Standard No. 16 “Leases” has become effective on 1 January 2019 and pursuant to the requirements of the Hong Kong Stock Exchange, the basis of determination of the proposed annual caps for the period from 2024 to 2026 have been determined with reference to the annual value of right-of-use assets relating to land lease. The annual value of the right-of-use assets is mainly based on the recognition of the current value of the minimum lease payment and the measurement of the corresponding lease liability.

29

and RMB739 million, respectively.

The 2021-2023 historical annual caps were the value of right-of-use assets based on the then market prices prepared by the valuer engaged by the Company, however CNPC rent the lands to the Group at prices lower than the valued prices. Thus, the historical amounts are lower than the historical annual caps.

The proposed annual caps of 2024-2026 for land lease are mainly based on: (1) the total value of right-of-use assets relating to land lease in the period of 2024-2026; (2) the estimated changes in annual leasing fees to be paid in respect of the land lease in the period of 2024-2026 and relevant situation of the market price of land lease; (3) the discount rate determined based on the five-year period loan interest issued by the People’s Bank of China and with reference to the interest rate for the Company’s new loans. Pursuant to the confirmation letters to the Land Use Rights Leasing Contract issued by the Company and CNPC on 30 August 2023, the expected annual rents (exclusive of tax and government charges) to be paid for 2024-2026 are approximately RMB5,724.32 million, representing an increase of approximately RMB51.15 million as compared to RMB5,673.17 million for 2021-2023, mainly because of the growth of the land rental market price and land price. Thus, the proposed annual caps have increased.

(g) Buildings lease The value of right-of-use assets relating to	For the two years ended 31 December 2022 and the six months ended 30 June 2023, approximately	For the three years ending 31 December 2023, RMB2,083 million, RMB1,384 million and	For the three years ending 31 December 2026, RMB 2,593 million, RMB 1,718 million and RMB 874 million respectively.	The Board considers that the proposed annual caps in respect of the building leases to be provided by CNPC to the Group would ensure that the Group

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the buildings to be leased by CNPC to the Group

RMB1,220 million, RMB921 million and RMB427 million, respectively.

Note: the above amount is the annual value of right-of-use assets relating to buildings lease. For the two years ended 31 December 2022 and the six months ended 30 June 2023, the rent amount (exclusive of tax and government charges) paid by the Group to CNPC was approximately RMB418 million, RMB447 million and RMB205 million, respectively.

RMB714 million, respectively.

achieves its future business development plans.

In the light of the fact that International Financial Reporting Standard No. 16 “Leases” has become effective on 1 January 2019 and pursuant to the requirements of the Hong Kong Stock Exchange, the basis of determination of the proposed annual caps for the period from 2024 to 2026 have been determined with reference to the annual value of right-of-use assets relating to buildings lease. The annual value of right-of-use assets is mainly based on the recognition of the current value of the minimum lease payment and the measurement of the corresponding lease liability.

The proposed annual caps of 2024-2026 for buildings lease are mainly based on: (1) the total value of right-of-use assets relating to the buildings lease in the period of 2024-2026; (2) the estimated changes in annual leasing fee to be paid in respect of the buildings lease in the period of 2024-2026 and relevant situation of the market price of buildings lease; (3) the discount rate determined based on the five-year period loan interest issued by the People’s Bank of China and with reference to the interest rate for the Company’s new loans. Pursuant to the confirmation letters to 2017 Buildings Leasing Contract issued by the Company and CNPC on 30 August 2023, the expected annual rents (exclusive of tax and government charges) to be paid for 2024-2026 are approximately RMB892.68 million, representing an increase of approximately RMB179.68 million as compared to approximately

31

RMB713.00 million for 2021-2023, mainly because the area of buildings to be rented by the Group from CNPC will be increased by approximately 325,600 square meters. Thus, the proposed annual caps have increased.

Notes: The New Comprehensive Agreement also provides for loans and other financial assistance to be provided by CNPC (excluding CNPC Finance) /Jointly-held Entities to the Group. These transactions are fully exempt from shareholders’ approval, annual review and all disclosure requirements set out in Chapter 14A of the HKEx Listing Rules, pursuant to the Rule 14A.90 of the HKEx Listing Rules. Please refer to paragraph 1.7 for details.

1.6	Reasons for and benefits of the Continuing Connected Transactions with CNPC

CNPC is an integrated energy corporation with businesses covering domestic and foreign exploration and development of oil, gas and new energy, marketing of refining, petrochemical and new materials, maintenance and service, capital and finance. The Company is a joint-stock company established during the reorganization of CNPC on 5 November 1999. CNPC injected the assets, liabilities and rights related to its core business into the Company, such as oil and gas exploration and development, oil refinement, petrochemical, sales and marketing, natural gas, pipelines and related scientific research, etc. CNPC is the sole promoter of the Company. The Company completed its offshore listing in April 2000 and CNPC continues to be the controlling shareholder of the Company. CNPC retained businesses related to the production and operation of petroleum and natural gas, such as engineering technology services, production services, material supply services, social and living support services and financial services, etc. These businesses can provide a series of necessary services in relation to the production and operation of the Company and its subsidiaries and the livelihood of their employees. CNPC is one of the most experienced and competent companies in the global petroleum industry and equipped with strong advantages of talented employees, advanced technology, experience and cost and geographical vicinity. The Group and CNPC have been in a good and long-term cooperation relationship with each other and accumulated rich experience in cooperation. CNPC is one of the few companies providing quality petroleum and petrochemical related engineering technology services and has competitive advantages in safety, reliability, professional techniques and equipment, which can satisfy the high technological and quality standards of the Group, remove potential safety and environmental hazards and provide services and business support for certain remote areas where the Group operates. Therefore, the Company believes that the Continuing Connected Transactions with CNPC will be beneficial to the continued operation and development of the Group, which mainly includes:

(1)	The engineering technology, production and financial services provided to the Group by CNPC have competitive advantages over other service providers in the same industry in the PRC. CNPC has significant experience, technology and cost advantages when compared with other service providers;

(2)	The petroleum industry has its unique requirements for technology and quality, and the oil and gas engineering and technological services provided by CNPC are of higher standards within the industry, which can satisfy the technological and quality standards of the projects invested in and operated by the Group. At the same time, high quality

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services can also reduce safety and environmental protection risks of the Group significantly; (3) The financial institutions under CNPC have been providing financial services to the Group for many years and have established a comprehensive cooperation mechanism with the Group, which can provide more efficient internal settlement services and more favorable interest rates, reduce the Group's costs and facilitate the Group's more efficient and convenient business operations. The insurance institutions under CNPC are familiar with the risk situations of the Group and provide customized risk protection plans which can ensure the insurance compensation is efficient and fast and continuously enhance the Group's ability to resist risks. Among which, the Group holds 49% issued share capital in CNPC Captive Insurance Co., Ltd. ( ), which enables the Group to share stable dividend returns while obtaining insurance protection. Kunlun Leasing is capable of providing low cost, reliable fund-raising and financing services of high quality, flexibility and convenience and other cost reduction and tax saving services that can reduce equipment procurement costs and operating expenses and deduct interest value-added tax of the Group, which will support the Group to maintain its scale of investment in development of oil and gas, major refining infrastructure and in sale networks for refined products; (4) The Group's main oil fields and refining and chemical production facilities are scattered across different regions, some of which are in remote areas with harsh operating conditions. CNPC and its subsidiaries can provide service and business support to the Group locally, which, to a large extent, is beneficial to the Group's continued development in such regions. Actual practices proved that the Continuing Connected Transactions with CNPC benefit the continued operation and development of the Group. Given the nature of the cooperation between the Company and CNPC, the Company considers the New Comprehensive Agreement, the Non-Exempt Continuing Connected Transactions with CNPC and their proposed annual caps to be one significant proposal. As such, the New Comprehensive Agreement and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions with CNPC will be proposed to the Extraordinary General Meeting for Independent Shareholders' consideration and approval as one single resolution. Any votes by the Independent Shareholders on such resolution will be applicable to the New Comprehensive Agreement as well as the proposed annual caps in respect of each of the Non-Exempt Continuing Connected Transactions with CNPC alike. The Directors (including the independent non-executive Directors) consider that (1) the Continuing Connected Transactions with CNPC is beneficial for the continued and healthy development of the Group. CNPC is one of the most experienced and competent companies in the global petroleum industry and equipped with strong advantages of talented employees, advanced technology, experience and cost and geographical vicinity. The Group and CNPC have been in a good and long-term cooperation relationship with each other and accumulated rich experience in cooperation. CNPC is one of the few companies providing quality petroleum and petrochemical related engineering technology services and has competitive advantages in safety, reliability, professional techniques and equipment, which can satisfy the high technological and quality standards of the Group, remove potential safety and

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environmental hazards and provide services and business support for certain remote areas where the Group operates; (2) the Continuing Connected Transactions with CNPC are in the interests of the Company and the Shareholders as a whole. The Continuing Connected Transactions with CNPC are and will be conducted in the ordinary and usual course of business of the Group and have been and will be conducted on normal commercial terms or on terms no less favorable than those available to the Group from independent third parties; the products and services provided by CNPC are on non-exclusive basis, and the Company has the right to choose to receive products and services from CNPC or independent third parties with lower prices or better quality; and CNPC must not cease providing the products and services in the case the Company could not find other suppliers. The terms of the Continuing Connected Transactions with CNPC are conducted under prevailing market conditions and are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the proposed annual caps for the Continuing Connected Transactions with CNPC are fair and reasonable and are in the interests of the Company and the Shareholders as a whole. At the same time, the Continuing Connected Transactions with CNPC do not harm the interests of the Company and the minority Shareholders, will not have an adverse effect on the Company’s current and future financial conditions, and will not affect the Company’s independence.

The Independent Board Committee will give their view on the Non-Exempt Continuing Connected Transactions with CNPC and their proposed annual caps after considering the advice from the Independent Financial Advisor, and their views will be given in the circular to be despatched to the Shareholders.

1.7	HKEx Listing Rules Implication

1.7.1	The Continuing Connected Transactions with CNPC mainly comprise:

(1)	(a) Products and services to be provided by the Group to CNPC/Jointly-held Entities

(b)	Financial services to be provided by the Group to Jointly-held Entities

(2)	(a) Engineering technology services to be provided by CNPC to the Group

(b)	Production services to be provided by CNPC to the Group

(c)	Material supply services to be provided by CNPC to the Group

(d)	Social and living support services to be provided by CNPC to the Group

(e)	Financial services to be provided by CNPC (excluding CNPC Finance) /Jointly-held Entities to the Group

(i)	Aggregate of the maximum daily amount of deposits made by the Group with CNPC (excluding CNPC Finance) and the total amount of interest received in respect of these deposits

(ii)	Insurance, handling fees for entrustment loans, fees and expenses for settlement services and other intermediary services to be provided by CNPC (excluding CNPC Finance) to the Group

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(iii)	Maximum outstanding daily balance (including the outstanding lease principal, rents, pre-leasing/leasing interest and other fees) due by the Group to Kunlun Leasing in respect of the financial leasing services to be provided by Kunlun Leasing to the Group

(iv)	Loans and other financial assistance to be provided by CNPC (excluding CNPC Finance) /Jointly-held Entities to the Group

(f)	Land lease to be provided by CNPC to the Group

(g)	Buildings lease to be provided by CNPC to the Group

1.7.2	The implications of the Continuing Connected Transactions with CNPC under the HKEx Listing Rules are as below:

(1)	Under the Rule 14A.90 of the HKEx Listing Rules, 1.7.1(2)(e)(iv) loans and other financial assistance to be provided by CNPC (excluding CNPC Finance) /Jointly-held Entities to the Group, being financial assistance provided by a connected person for the benefit of the listed issuer on normal commercial terms (or better to the listed issuer) where no security over the assets of the listed issuer is granted in respect thereof, is fully exempt from shareholders’ approval, annual review and all disclosure requirements set out in Chapter 14A of the HKEx Listing Rules

(2)	Under the Rule 14A.76(2) of the HKEx Listing Rules, the following categories of Continuing Connected Transactions with CNPC are exempted from the independent shareholders’ approval requirement but are subject to the reporting and announcement requirements, as each of the applicable percentage ratios under Rule 14.07 of the HKEx Listing Rules in relation of each of these categories is, on an annual basis, less than 5%:

1.7.1 (1)(b) Financial services to be provided by the Group to Jointly-held Entities

1.7.1 (2)(c) Material supply services to be provided by CNPC to the Group

1.7.1 (2)(d) Social and living support services to be provided by CNPC to the Group

1.7.1 (2)(e)(ii) Insurance, handling fees for entrustment loans, fees and expenses for settlement services and other intermediary services provided by CNPC (excluding CNPC Finance) to the Group

1.7.1 (2)(e)(iii) Maximum outstanding daily balance (including the outstanding lease principal, rents, pre-leasing/leasing interest and other fees) due by the Group to Kunlun Leasing in respect of the financial leasing services to be provided by Kunlun Leasing to the Group

1.7.1 (2)(f) Land lease to be provided by CNPC to the Group

1.7.1 (2)(g) Buildings lease to be provided by CNPC to the Group

(3)	Under the HKEx Listing Rules, the following transactions are Non-Exempt Continuing Connected Transactions with CNPC which are subject to the reporting, announcement and independent shareholders’ approval requirements:

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1.7.1 (1)(a) Products and services to be provided by the Group to CNPC/Jointly-held Entities

1.7.1 (2)(a) Engineering technology services to be provided by CNPC to the Group

1.7.1 (2)(b) Production services to be provided by CNPC to the Group

1.7.1 (2)(e)(i) Aggregate of the maximum daily amount of deposits made by the Group with CNPC (excluding CNPC Finance) and the total amount of interest received in respect of these deposits when aggregating with the maximum daily amount of deposits made by the Group with CNPC Finance and the total amount of interest received in respect of those deposits

1.8	Approval by the Board and Independent Shareholders

CNPC is a controlling shareholder of the Company. By virtue of the above, CNPC is a connected person of the Company under the HKEx Listing Rules. Transactions between the Company and CNPC constitute connected transactions of the Company under the HKEx Listing Rules. Jointly-held Entities are companies (not including CNPC Finance) in which the Company and CNPC jointly hold shares while CNPC and/or its subsidiaries (individually or together) is/are entitled to exercise, or control the exercise of, 10% or more of the voting power of these companies at any general meeting of such companies, and therefore, Jointly-held Entities are connected persons of the Company and transactions between the Group and Jointly-held Entities constitute connected transactions of the Company under the HKEx Listing Rules. The terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions with CNPC are subject to approval by the Independent Shareholders under the HKEx Listing Rules. In view of the interests of CNPC, CNPC and its associates will abstain from voting in relation to the resolution approving the terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions with CNPC.

The audit committee of the Board gave advice to the Board about the Continuing Connected Transactions with CNPC and their proposed annual caps. The audit committee of the Board is of the view that the terms of the New Comprehensive Agreement are fair and reasonable, the Continuing Connected Transactions with CNPC are conducted in the ordinary course of business of the Group and on normal commercial terms, and in the interest of the Company and the Shareholders as a whole. Thus, the audit committee of the Board approved the entering into of the New Comprehensive Agreement between the Company and CNPC and the proposed annual caps. The Board (including the independent non-executive directors) has reviewed the advice and is of the view that such transactions are in the ordinary course of business of the Group and have been entered into on normal commercial terms or terms no less favorable to the Group than those with independent third parties, are fair and reasonable, and in the interest of the Company and the Shareholders as a whole. On such basis, the Board suggests the Independent Shareholders to approve the terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions with CNPC.

On 30 August 2023, the 3rd meeting of the ninth session of the Board was convened by way of a combination of physical meeting and virtual meeting, at which the non-connected Directors unanimously approved the resolution on the renewal of the New Comprehensive Agreement in relation to the continuing connected transactions between the Group and CNPC and the Jointly-held Entities. Each of Mr. Dai Houliang, Mr. Hou Qijun, Mr. Duan Liangwei,

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Mr. Huang Yongzhang, Mr. Ren Lixin and Mr. Xie Jun, who are deemed as connected directors of the Company by virtue of their positions in CNPC, abstained from voting on the relevant resolution of the Board. Save as disclosed above, none of the Directors has any material interest in the transactions abovementioned.

Further, an Independent Board Committee has been formed to advise the Independent Shareholders in connection with the terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions with CNPC, and the Independent Financial Advisor has been appointed to advise the Independent Board Committee and the Independent Shareholders on the same.

2	RENEWAL OF CONTINUING CONNECTED TRANSACTIONS WITH CNPC FINANCE IN RESPECT OF 2024 TO 2026

2.1	Background

Reference is made to the Announcement in respect of, among other things, the provision of financial services by CNPC Finance to the Group pursuant to the Comprehensive Agreement from 2021 to 2023. Pursuant to the rules of Shanghai Stock Exchange, the Company should enter into a financial services agreement with its connected person in relation to connected transactions involving finance companies and disclose and submit as a separate resolution to the Board meeting or the general meeting of the Company for their review.

The Board hereby announces that the Company and CNPC Finance entered into the Financial Services Agreement on 30 August 2023. The Company will continue to comply with the provisions of Chapter 14A of the HKEx Listing Rules in relation to the Continuing Connected Transactions with CNPC Finance including the reporting, announcement, annual review and independent shareholders’ approval requirements, if applicable.

2.2	Continuing Connected Transactions with CNPC Finance under the Financial Services Agreement

The Comprehensive Agreement entered into between the Company and CNPC on 27 August 2020 includes the financial services between the Group and CNPC Finance. The Comprehensive Agreement was effective from 1 January 2021 and valid for a term of three years and will expire on 31 December 2023. Thus, pursuant to the rules of Shanghai Stock Exchange, on 30 August 2023, the Company entered into the Financial Services Agreement with CNPC Finance which shall come into effect on 1 January 2024. The Group and CNPC Finance will enter into separate agreements regarding their loan and financial derivative transactions.

2.2.1	The services under the Financial Services Agreement

Pursuant to the Financial Services Agreement, CNPC Finance will provide deposit services, settlement services and other financial services (including entrustment loans, bills, bonds underwriting, non-financing letter of guarantee services, financial advisory, credit verification and consulting agency business, etc.).

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2.2.2	General principles

The Financial Services Agreement requires in general terms that:

(1)	the services to be provided by CNPC Finance shall be conducted on normal commercial terms or better and must be fair and reasonable; and

(2)	the terms and conditions on which such services to be provided by CNPC Finance should be no less favorable than the terms offered by independent third-party financial institutions for the same financial service.

2.2.3	Pricing determination

Pricing principles:

(1)	government-prescribed price; or

(2)	where there is no government-prescribed price, then the price shall be determined based on the government-guided price;

(3)	where neither (1) or (2) is applicable, then;

(a)	the price shall be determined with reference to the market price or fee charging standards offered by the independent third parties; or

(b)	where there is no market price from independent third parties, the price shall be determined after arm’s length negotiation based the principle of fairness and reasonableness.

In addition, the Financial Services Agreement specifically stipulates that:

(1)	the interest rate for Renminbi deposit services shall be no less than the relevant interest rate for deposit as promulgated by the People’s Bank of China and the interest rate offered by the independent third parties for same deposit service during the same period. The interest rate for foreign currency deposit services shall be determined after arm’s length negotiation with reference to the market conditions;

(2)	CNPC Finance will not charge the Group in relation to provision of settlement services;

(3)	Fees for other financial services shall be no higher than the fees offered by independent third parties to the Group for the same category of services and the fees charged by CNPC Finance to the subsidiaries of CNPC (excluding the Group) for the same category of services.

2.2.4	Term

The Financial Services Agreement is valid for three years commencing from 1 January 2024.

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2.3	Advice from the Independent Board Committee and the Independent Financial Advisor

The Independent Board Committee will give their view on the terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions with CNPC Finance after considering the advice from the Independent Financial Advisor on the same, and their views will be given in the circular to be despatched to the Shareholders.

2.4	Historical amounts, historical annual caps, proposed annual caps and rationale

The Board has considered and proposed that the following proposed maximum values in respect of the Continuing Connected Transactions with CNPC Finance which will serve as the annual caps of the relevant transactions below for the period from 1 January 2024 to 31 December 2026:

Transaction categories	Historical amount	Historical annual caps	Proposed annual caps for 2024 to 2026	Basis of determination of the proposed annual caps

(1) Aggregate of maximum daily amount of deposits to be made by the Group with CNPC Finance and the total amount of interests to be received in respect of these deposits	For the two years ended 31 December 2022 and the six months ended 30 June 2023, approximately RMB46,789 million, RMB45,847 million and RMB45,628 million, respectively.

For the three years ending 31 December 2023, RMB55,000 million, RMB55,000 million and RMB55,000 million, respectively.

Note: The annual caps regarding the deposit services under financial services for 2021-2023 is RMB55,000 million. The Company divided the annual caps into RMB47,000 million for CNPC Finance and RMB8,000 million for other financial institutions under CNPC according to its business management needs.

For the three years ending 31 December 2026, RMB65,000 million, RMB65,000 million and RMB65,000 million, respectively.

Note: For the avoidance of doubt, the above proposed annual caps are independent from the proposed annual caps for the deposit services to be provided by CNPC (excluding CNPC Finance) to the Group.

The proposed annual caps for the deposit services (aggregate of deposits and interests) provided by CNPC Finance to the Group have been determined with reference to the estimated business development of the Group, the Group’s historical cash flow and levels of deposits and the competitive interest rates offered by financial institutions. For the two years ended 31 December 2022 and six months ended 2023, the average annual growth rate of the Group at CNPC Finance was approximately 29.3% and the actual deposit amount accounted for more than 97% of the annual caps. For the six months ended 30 June 2023, the beginning balance of the Group’s deposits with CNPC Finance was RMB41,192 million, with cash inflow of RMB2,392,408 million and cash outflow of RMB2,387,974 million during the reporting period, and the end-of-period balance was RMB45,626 million; the Renminbi interest rate range was from 0.20% to 3.30%.

The interest rate for Renminbi deposit services shall be no less than the relevant interest rate as promulgated by the People’s Bank of China and the interest rate offered by the independent third parties for same deposit service. The interest rate for foreign currency deposit services shall be determined after

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arm’s length negotiation with reference to the market conditions.

The difference between the 2021 and 2022 annual caps divided to CNPC Finance and the historical amount of the deposits made by the Group with CNPC Finance, and the total amount of interests received in respect of these deposits in 2021 and 2022 was minimal. The Group amended the proposed annual caps based on the historical amounts and the estimated business development of the Group.

Given the balance of loans provided by CNPC Finance to the Group generally exceeded the balance of deposits the Group made with CNPC Finance, the Group is of the view that the proposed annual caps are in line with the development of the business of the Group and are determined based on principles of fairness and reasonableness. In addition to deposit services, CNPC Finance also provides loan services to the Group. For the two years ended 31 December 2022 and the six months ended 30 June 2023, the amount of loans provided by CNPC Finance to the Group was approximately RMB70,567 million, RMB64,616 million and RMB62,353 million, respectively. For the six months ended 30 June 2023, the beginning balance of the loans provided by CNPC Finance to the Group was RMB64,616 million, with new loans of RMB18,218 million and repaid loans of RMB20,481 million during the reporting period, and the end-of-period balance is RMB62,353 million. The Renminbi interest rate range is from 2.40% to 4.18%. In addition, based on the current business plan of the Group, the Company expected that the ratio between the amount of loans to be provided by CNPC Finance to the Group and the deposits to be made by the Group with CNPC Finance for the three years ending 31 December 2026 will remain basically stable. The Company expected that the amount of loans to be provided by CNPC to the Group for the three years ending 31 December 2026 is RMB120,000

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million, RMB170,000 million and RMB200,000 million, respectively.
(2) Fees such as handling fees for entrustment loans, guarantee services, bills and other financial services	For the two years ended 31 December 2022 and the six months ended 30 June 2023, approximately RMB67 million, RMB93 million and RMB46 million, respectively.

For the three years ending 31 December 2023, RMB2,400 million, RMB2,400 million and RMB2,400 million, respectively.

Note: the above amounts include the historical annual caps of the insurance, handling fees for entrustment loans, fees and expenses for settlement services and other intermediary services paid by the Group to other financial institutions under CNPC.

For the three years ending 31 December 2026, RMB200 million, RMB200 million and RMB200 million, respectively.

In order to optimize cash flow management and capital efficiency of the Group and CNPC, CNPC’s financial institutions provide a full range of financial services to the Group and CNPC. The proposed annual caps for the fees such as handling fees for entrustment loans, guarantee services, bills and other financial services to be paid by the Group to CNPC Finance have been determined with reference to the estimated business development of the Group, the historical amount incurred and the competitive fees offered by financial institutions.

CNPC Finance will not charge the Group in relation to the provision of settlement services. Fees for other financial services shall be determined with reference to the fees offered by independent third parties to the Group for the same category of services and the fees charged by CNPC Finance to the subsidiaries of CNPC (excluding the Group) for the same category of services.

As the historical annual caps for the fees such as handling fees for entrustment loans, guarantee services, bills and other financial services were small, thus the Company did not divide certain amount to CNPC Finance. The Company has determined the proposed annual caps based on the historical transaction amount and the Group’s expected business development. Thus, the Group is of the view that the proposed annual caps are in line with the development of the business of the Group and are determined based on principles of fairness and reasonableness.

Note: In addition to the financial services provided by CNPC Finance to the Group pursuant to the Financial Services Agreement, CNPC Finance also provides loan services to the Group from time to time. As these transactions are conducted on normal commercial terms or better and no security over the Group’s assets is granted in respect thereof, pursuant to Rule 14A.90 of the HKEx Listing Rules, these transactions are fully exempted from shareholders’ approval, annual review and all disclosure requirements set out in Chapter 14A of the HKEx Listing Rules.

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2.5 Reasons for and benefits of the Continuing Connected Transactions with CNPC Finance CNPC Finance was incorporated with the approval from the People's Bank of China and holds business license and financial permit and is a financial enterprise controlled by CNPC, the controlling shareholder of the Company, which focuses on serving CNPC and has strong comprehensive strength to provide efficient financial services to the Group's domestic and overseas operations. Details of CNPC Finance are set out below: (1) CNPC Finance is the internal settlement, fund raising and financing and capital management platform of CNPC and has been providing deposit, loan, settlement and other financial services to the Group for many years; CNPC Finance has convenient and efficient internal settlement platforms and foreign currency derivative business channels and has established a comprehensive and matured cooperation mechanism with the Group. CNPC Finance will not charge the Group for providing settlement services and other prices provided by CNPC Finance should be no less favorable than the terms and conditions in the market, thus the transactions with CNPC Finance could lower the costs of the Group; (2) CNPC Finance is under the supervision of the National Administration of Financial Regulation as a major domestic non-bank financial institution, operates under strict observance with the risk controlling indicators and risk monitoring indicators required by national laws and regulations and has met the regulatory requirements as determined by regulatory indicators over the years. According to the Industry Statistics of Enterprise Group Finance Companies for 2022> ( ) published by China National Association of Finance Companies, the total asset and equity amount of CNPC Finance ranked the first for 2022. As at 30 June 2023, the cash on hand and at the People's Bank of China of CNPC Finance was approximately RMB11.40 billion and the lending to banks and other financial institutions of CNPC Finance was approximately RMB236.28 billion, the total assets of CNPC Finance was approximately RMB632.64 billion. For the six months ended 30 June 2023, CNPC Finance achieved revenue of approximately RMB4.74 billion, net interest income of approximately RMB3.35 billion, profit of approximately RMB3.48 billion and net profit after tax of approximately RMB3.03 billion, which is in a leading position among domestic counterparts. As at 30 June 2023, the regulatory indicators of CNPC Finance met the regulatory requirements prescribed by National Administration of Financial Regulation, the main regulatory indicators of which are as follows: the capital adequacy ratio of CNPC Finance was 21.90% (the regulatory requirement is (greater or equal)Y10.5%) ; the loan-deposit ratio of CNPC Finance (loan-deposit ratio = loan balance/ the sum of deposit balance and paid-in capital) was 41.25% (the regulatory requirement is (less than or equal)U80%); the investment ratio of CNPC Finance (investment ratio = total investment / net capital) was 56.79% (the regulatory requirement is (less than or equal)U70%); the liquidity ratio of CNPC Finance was 78.06% (the regulatory requirement is (greater or equal)Y25%); and the fixed asset ratio of CNPC Finance (fixed asset ratio = net fixed assets / net capital) was 0.21% (the regulatory requirement is (less than or equal)U20%). Since 2011, CNPC Finance (HK) Limited, a wholly-owned subsidiary of CNPC Finance, has maintained a credit rating next only to PRC's sovereign rating assigned by an international rating agency. This is currently the highest credit rating obtained by domestic financial institutions. In addition, the Company and CNPC Finance agreed on a series of strict risk assessment and control measures in the Financial Services Agreement to ensure the safety of the Group's deposits in CNPC Finance. Meanwhile, CNPC Finance

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shall provide various information, including various financial indicators (as well as annual and interim financial reports), semi-annually so that the Company can monitor the risk and financial conditions of CNPC Finance continuously. The Company believes that the risk profile of CNPC Finance is not greater than those of commercial banks in the PRC;

(3)	The balance of loans provided by CNPC Finance to the Group generally exceeded the balance of deposits the Group made with CNPC Finance. As at 31 December 2021, 31 December 2022 and 30 June 2023, the balance of the Group’s deposits with CNPC Finance was RMB30,128 million, RMB41,192 million and RMB45,626 million, representing 17.6%, 18.1% and 17.1% of the total deposits of the Group respectively; as at 31 December 2021, 31 December 2022 and 30 June 2023, the balance of loans provided by CNPC Finance to the Group was RMB70,567 million, RMB64,616 million and RMB62,353 million respectively. In addition, in order to regulate the connected transactions between the Group and CNPC Finance, the Company and CNPC Finance adopted the Risk Management Plan of PetroChina Company Limited for Conducting Financial Business with China Petroleum Finance Company Limited, which covers the relevant risk control system and the risk management plan to prevent financial risks and to ensure that the deposits of the Group in CNPC Finance can be utilized at the Group’s discretion;

(4)	In order to ensure the normal operation and management of CNPC Finance, CNPC has made relevant undertakings, among other things: (a) CNPC has undertaken not to abuse its rights as a shareholder of CNPC Finance, interfere in the daily business of CNPC Finance or harm the legitimate rights and interest of CNPC Finance and its other shareholders in any way; (b) CNPC has undertaken not to engage in any irregular or improper connected transactions with CNPC Finance, pursue any connected transactions superior than those of similar conditions with other shareholders of CNPC Finance and non-connected persons or obtain any improper benefits using its influence on the operation and management of CNPC Finance; and (c) CNPC has undertaken to establish an effective risk isolation mechanism to prevent the transmission and transfer of risks among CNPC, CNPC Finance and other connected persons; and

(5)	CNPC has also undertaken to act as the payer of last resort for CNPC Finance, i.e., CNPC has undertaken that in case of emergency where CNPC Finance has difficulties making payments, CNPC will increase the capital of CNPC Finance in accordance with the actual needs for the purpose of permitting payments to be made, which provides better security of funds as compared to external banks. As at 31 December 2022, the cash at bank and on hand of CNPC was approximately RMB96.3 billion (excluding the cash at bank and on hand of the Group). Furthermore, the Company is in a position to benefit from dividends by virtue of owning 32% shareholding in CNPC Finance.

Based on the above, the Company believes that the Continuing Connected Transactions with CNPC Finance benefit the continued operation and development of the Group.

Given the nature of the cooperation between the Company and CNPC Finance, the Company considers the Financial Services Agreement, the Non-Exempt Continuing Connected Transactions with CNPC Finance and their proposed annual caps to be one significant proposal. As such, the Financial Services Agreement and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions with CNPC Finance will be proposed to the Extraordinary General Meeting for Independent Shareholders’ consideration and

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approval as one single resolution. Any votes by the Independent Shareholders on such resolution will be applicable to the Financial Services Agreement as well as the proposed annual caps in respect of each of the Non-Exempt Continuing Connected Transactions with CNPC Finance alike.

The Directors (including the independent non-executive Directors) consider that (1) due to the long-term relationship between the Group and CNPC Finance and it is beneficial for the Group to continue conducting the Continuing Connected Transactions with CNPC Finance as these transactions have facilitated and will continue facilitating the operation and growth of the Group’s business; (2) the Continuing Connected Transactions with CNPC Finance have been and will be conducted in the ordinary and usual course of business of the Group, have been and will be conducted on normal commercial terms or on terms no less favorable than those available from independent third party financial institutions offered to the Group for the same category of financial services, will continue to be agreed on an arm’s length basis with terms that are fair and reasonable to the Group and under prevailing local market conditions, are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the proposed annual caps for the Continuing Connected Transactions with CNPC Finance are fair and reasonable and are in the interests of the Company and the Shareholders as a whole. At the same time, the Continuing Connected Transactions with CNPC Finance do not harm the interests of the Company and the minority Shareholders, will not have an adverse effect on the Company’s current and future financial conditions; and will not affect the Company’s independence.

The Independent Board Committee will give their view on the Non-Exempt Continuing Connected Transactions with CNPC Finance and their proposed annual caps after considering the advice from the Independent Financial Advisor, and their views will be given in the circular to be despatched to the Shareholders.

2.6	HKEx Listing Rules Implication

2.6.1	The Continuing Connected Transactions with CNPC Finance mainly comprise:

(1)	Aggregate of the maximum daily amount of deposits made by the Group with CNPC Finance and the total amount of interest received in respect of these deposits

(2)	Fees such as handling fees for entrustment loans, guarantee services, bills and other financial services to be provided by CNPC Finance to the Group

2.6.2	The implications of the Continuing Connected Transactions with CNPC Finance under the HKEx Listing Rules are as below:

(1)	In relation to 2.6.1(2) fees such as handling fees for entrustment loans, guarantee services, bills and other financial services to be provided by CNPC Finance to the Group, as each of the applicable percentage ratios under Rule 14.07 of the HKEx Listing Rules is, on an annual basis, less than 5%, 2.6.1(2) fees such as handling fees for entrustment loans, guarantee services, bills and other financial services to be provided by CNPC Finance to the Group is exempted from independent shareholders’ approval but are subject to the reporting and announcement requirements pursuant to the Rule 14A.76(2) of the HKEx Listing Rules

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(2)	In relation to 2.6.1(1) aggregate of the maximum daily amount of deposits made by the Group with CNPC Finance and the total amount of interest received in respect of these deposits, as the highest applicable percentage ratio under Rule 14.07 of the HKEx Listing Rules exceeds 5% (when aggregating with the maximum daily amount of deposits made by the Group with CNPC (excluding CNPC Finance) and the total amount of interest received in respect of those deposits), 2.6.1(1) aggregate of the maximum daily amount of deposits made by the Group with CNPC Finance and the total amount of interest received in respect of these deposits constitutes the Non-Exempt Continuing Connected Transactions with CNPC Finance which are subject to the reporting, announcement and independent shareholders’ approval requirements pursuant to the HKEx Listing Rules and also constitutes disclosable transactions under Chapter 14 of the HKEx Listing Rules

2.7	Approval by the Board and Independent Shareholders

CNPC Finance is a subsidiary of the Company’s controlling shareholder, CNPC. By virtue of the above, CNPC Finance is a connected person of the Company under the HKEx Listing Rules. Transactions contemplated under the Financial Services Agreement constitute connected transactions of the Company under the HKEx Listing Rules. The terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions with CNPC Finance are subject to approval by the Independent Shareholders under the HKEx Listing Rules. In view of the interests of CNPC, CNPC and its associates will abstain from voting in relation to the resolution approving the terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions with CNPC Finance.

The audit committee of the Board gave advice to the Board about the Continuing Connected Transactions with CNPC Finance and their proposed annual caps. The audit committee of the Board is of the view that the terms of the Financial Services Agreement are fair and reasonable, the Continuing Connected Transactions with CNPC Finance are conducted in the ordinary course of business of the Group and on normal commercial terms, and in the interest of the Company and the Shareholders as a whole. Thus, the audit committee of the Board approved the entering into of the Financial Services Agreement between the Company and CNPC Finance and the proposed annual caps. The Board (including the independent non-executive Directors) has reviewed the advice and is of the view that such transactions are in the ordinary course of business of the Group and have been entered into on normal commercial terms or terms no less favorable to the Group than those with independent third parties, are fair and reasonable, and in the interest of the Company and the Shareholders as a whole. On such basis, the Board suggests the Independent Shareholders to approve the terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions with CNPC Finance.

On 30 August 2023, the 3rd meeting of the ninth session of the Board was convened by way of a combination of physical meeting and virtual meeting, at which the non-connected Directors unanimously approved the resolution on the entering into of the Financial Services Agreement between the Company and CNPC Finance. Each of Mr. Dai Houliang, Mr. Hou Qijun, Mr. Duan Liangwei, Mr. Huang Yongzhang, Mr. Ren Lixin and Mr. Xie Jun, who are deemed as connected directors of the Company by virtue of their positions in CNPC, abstained from voting on the relevant resolution of the Board. Save as disclosed above, none of the Directors has any material interest in the transactions abovementioned.

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Further, an Independent Board Committee has been formed to advise the Independent Shareholders in connection with the terms and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions with CNPC Finance, and the Independent Financial Advisor has been appointed to advise the Independent Board Committee and the Independent Shareholders on the same.

3	THE COMPANY’S INTERNAL CONTROL MEASURES TO ENSURE THAT THE CONTINUING CONNECTED TRANSACTIONS ARE CONDUCTED IN ACCORDANCE WITH THE NEW COMPREHENSIVE AGREEMENT AND FINANCIAL SERVICES AGREEMENT

The Company will strictly enforce a series of policies, including connected transaction management methods, internal control management handbook and internal control assessment management methods, to ensure the continuing connected transactions of the Company are conducted in accordance with the New Comprehensive Agreement and the Financial Services Agreement. The Company’s audit committee and external auditors shall conduct annual supervision and inspection and external audits of the effectiveness of the Company’s internal control system, including two tests on internal control at the middle and end of each year; the audit committee of the Board shall review the evaluation of internal control and the implementation of the continuing connected transactions twice a year; the Supervisory Committee shall listen to reports on internal control evaluation and the implementation of the continuing connected transactions simultaneously.

The Company has established a series of internal control measures to ensure that the pricing basis for the continuing connected transactions of the Company will follow the prescribed pricing mechanism under the framework agreements, including:

(1)	For products and services where the government-prescribed price applies, when any laws, regulations or other regulatory documents in relation to government-prescribed price in respect of certain category of products or services come into effect, the pricing department of the Company will forward these regulatory requirements to its operating entities and require all the operating entities to follow the government-prescribed price. The internal audit department of the Company will review the enforcement of the government-prescribed price by the operating entities from time to time. All the operating entities shall accept the law enforcement supervision by the pricing authorities of the government;

(2)	For products and services where the market-oriented price applies, all the operating entities of the Company shall comply with the regulations for the management of bidding and tendering of the Company. In terms of the product or service of which the transaction amount reaches the particular standard prescribed in regulations, all the operating entities shall determine their suppliers of products and services through tendering. The operating entities or the tendering center of the Company is responsible for the preparation of tendering requirement documents. A tendering committee comprised by both internal and external randomly picked experts will be established to conduct the tendering process for each project and determine the final suppliers. In terms of the product and service of which the transaction amount is lower than the particular standard prescribed in regulations, all the operating entities shall determine their suppliers of products and services by inviting suppliers to the competitive negotiations. The relevant department of the operating entities to which the product or service will be offered is responsible for comparing the terms of these suppliers. The comparison results will be submitted to the management team of the operating entity for final approval;

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(3)	For products and services where the actual cost or agreed contractual price applies, the operating entities of the Group and CNPC will generally negotiate the cost for the products and services to be provided in advance. Meanwhile, the Company and CNPC have jointly set up a construction cost center comprised by experienced technical experts, which is responsible for the formulation of the cost standards for certain engineering technology services provided by CNPC. After the provision of relevant products or services, the internal auditors of the Group will review the actual cost of these products or services prepared by CNPC with reference to the negotiation results prior to the transactions or the cost standards formulated by the construction cost center. The settlement and payment shall only be made after the review is approved by the internal auditors;

(4)	The Company’s audit department shall regularly conduct internal assessments on the internal control measures every year to ensure that the internal control measures in respect of connected transactions remain complete and effective;

(5)	The Board shall review the financial reports containing the disclosure and analysis of the execution of the continuing connected transactions on a semi-annual basis. The review will mainly include whether the Group and relevant connected persons follow the continuing connected transaction agreements (including the prescribed pricing mechanism thereunder) during the year or half of the year and whether the actual transaction amounts incurred between the Group and relevant connected persons are within the annual caps as approved at the Shareholders’ general meeting (if applicable). The annual reports and interim reports of the Company will disclose the information on the deposit and loan transactions between the Group and CNPC Finance as well;

(6)	The independent non-executive Directors shall conduct annual review on the continuing connected transactions and provide annual confirmations in the annual reports of the Company on whether the continuing connected transactions of the Company are conducted (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms or better; (iii) according to the relevant agreements the terms of which are fair and reasonable and in the interest of the Company and the Shareholders as a whole;

(7)	The audit committee of the Board shall conduct review on the annual report and interim report which include the disclosure and analysis of the implementation of the continuing connected transactions;

(8)	The external auditors of the Company shall report on the continuing connected transactions of the Company every year and issue a letter to the Board in respect of the continuing connected transactions of the Company in accordance with the regulatory rules of places where the Company is listed and prepare special report on the connected transactions between the Group and CNPC Finance (such as deposit, loan and other financial transactions); and

(9)	The Supervisory Committee shall supervise the continuing connected transactions and hear the annual report and interim report which include the disclosure and analysis of the

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implementation of the continuing connected transactions of the Company twice a year. The Supervisory Committee shall also review whether the connected transactions between the Group and connected persons comply with the regulatory requirements of places where the Company is listed, whether the prices are fair and reasonable and whether there is any act which is detrimental to the interests of the Company and the Shareholders. 4 GENERAL INFORMATION 4.1 Information on the Company The Company is a joint stock limited company incorporated on 5 November 1999 under the PRC Company Law as a result of the restructuring of CNPC. The H Shares and A Shares of the Company are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, respectively. The Company and its subsidiaries principally engage in the exploration, development, transmission, production and sales of crude oil and natural gas, and new energy business; the refining of crude oil and petroleum products; the production and sales of basic and derivative chemical products and other chemical products, and new material business; the marketing and trading business of refined products and non-oil products; and the transportation and sales of natural gas. 4.2 Information on CNPC As at the date of this announcement, CNPC holds approximately 82.62% equity interests in the Company (including the 291,518,000 H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing approximately 0.16% of the total issued Shares of the Company), thus CNPC is the controlling shareholder and a connected person of the Company. CNPC is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council to restructure the predecessor of CNPC, China National Petroleum Company ( ), in July 1998. CNPC is also a state-authorized investment corporation and state-owned enterprise. CNPC is an integrated energy corporation with businesses covering domestic and foreign exploration and development of oil, gas and new energy, marketing of refining, petrochemical and new materials, maintenance and service, capital and finance. 4.3 Information on CNPC Finance As at the date of this announcement, CNPC Finance is owned as to 40% by CNPC, 32% by the Company and 28% indirectly by CNPC Capital Company Limited ( ) and is a connected person of the Company. CNPC holds approximately 77.35% shares in CNPC Capital Company Limited ( ). The principal business activities of CNPC Finance include providing guarantee to members of the CNPC and the Group, providing entrusted loan and entrusted investment services related to members of the CNPC and the Group, bill acceptance and discounting for members of the CNPC and the Group, internal fund transfer and settlement, relevant internal settlement and clearance plans designing related to members of the CNPC and the Group and, taking deposits from members of the CNPC and the Group, providing loans to members of the CNPC and the

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Group, underwriting corporate bonds of members of the CNPC and the Group, investment in marketable securities.

5	CIRCULAR, VIEWS OF THE INDEPENDENT BOARD COMMITTEE AND ADVICE OF THE INDEPENDENT FINANCIAL ADVISOR

In accordance with the HKEx Listing Rules, the views of the Independent Board Committee as well as the advice of the Independent Financial Advisor to the Independent Board Committee and the Independent Shareholders in respect of the terms and conditions and the proposed annual caps in respect of the Non-Exempt Continuing Connected Transactions will be stated in a circular to be despatched to the Shareholders.

A circular containing, amongst other things, further information on the terms of the Non-Exempt Continuing Connected Transactions, a letter from the Independent Board Committee, an opinion of the Independent Financial Advisor, together with a notice to convene the Extraordinary General Meeting to approve the terms of the Non-Exempt Continuing Connected Transactions and their proposed annual caps, is expected to be despatched to the Shareholders on or before 20 September 2023.

6	INDEPENDENT SHAREHOLDERS’ APPROVAL

Pursuant to the HKEx Listing Rules, the Non-Exempt Continuing Connected Transactions and their proposed annual caps shall be approved by the Independent Shareholders at the Extraordinary General Meeting. Any Shareholder with a material interest in the transactions and its associates will abstain from voting on the relevant resolutions.

CNPC and its associates will abstain from voting on the relevant resolutions. To the knowledge of the Company and its Directors, as at the date of this announcement, CNPC and its associates hold 150,923,565,570 A Shares and 291,518,000 H Shares, representing approximately 82.62% of the total issued share capital of the Company.

7	DOCUMENTS FOR INSPECTION

The following documents are available for inspection at the legal address of the Company during its normal business hours:

(1)	Resolutions passed at the 3rd meeting of the ninth session of the Board;
(2)	Opinion of the independent non-executive Directors;
(3)	Opinion of the audit committee of the Board;
(4)	The New Comprehensive Agreement;
(5)	The Financial Services Agreement; and
(6)	The confirmation letter to the Land Use Rights Leasing Contract and the 2017 Buildings Leasing Contract.

8	DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the meanings set out below:

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"2017 Buildings Leasing the buildings leasing contract entered into between the Company and CNPC on 24 Contract" August 2017 "Amended Buildings the amended buildings leasing contract entered into between the Company and Leasing Contract" CNPC on 25 August 2011 "associate(s)" has the meanings ascribed to it under the HKEx Listing Rules "A Share(s) " the PRC listed domestic share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange and traded in RMB "Board" the board of directors of the Company "Buildings Leasing the buildings leasing contract dated 10 March 2000 entered into between the Contract" Company and CNPC pursuant to which CNPC has leased to the Group buildings located throughout the PRC for the use by the Group for its business operation including the exploration, development and production for a term of 20 years, as amended by a supplemental agreement dated 26 September 2002 "CNPC" China National Petroleum Corporation ( ), a state-owned enterprise incorporated under the laws of the PRC, and the controlling shareholder of the Company, and for the purpose of this announcement, unless otherwise specified, shall include other subsidiaries and units of CNPC (including subsidiaries, branches and relevant units) other than the Group "CNPC Finance" China Petroleum Finance Company Limited ( ), owned as to 40% by CNPC, 32% by the Company and 28% by CNPC Capital Company Limited ( ) respectively as at the date of this announcement, and for the purpose of this announcement, unless otherwise specified, shall include its subsidiaries "Company" PetroChina Company Limited ( ), a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the laws of the PRC, the H shares and A Shares of which are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, respectively "Comprehensive the comprehensive products and services agreement dated 27 August 2020 entered Agreement" into between CNPC and the Company regarding the provision by the Group to CNPC/Jointly-held Entities and by CNPC/Jointly-held Entities to the Group, of a range of products and services from time to time, coming into effect on 1 January 2021 and effective for three years

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“connected person(s)”	has the meanings ascribed to it under the HKEx Listing Rules

“Continuing Connected Transactions with CNPC”	the continuing connected transactions which have been and will continue to be entered into between the Group and CNPC/Jointly-held Entities, details of which are set out in the section 1 of this announcement. For the avoidance of doubt, the Continuing Connected Transactions with CNPC do not include the continuing connected transactions between the Group and CNPC Finance as the Company and CNPC Finance have entered into the Financial Services Agreement in relation to the financial services between the Group and CNPC Finance

“Continuing Connected Transactions with CNPC Finance”	the continuing connected transactions which have been and will continue to be entered into between the Group and CNPC Finance, details of which are set out in the section 2 of this announcement

“controlling shareholder(s)”	has the meanings ascribed to it under the HKEx Listing Rules

“Director(s)”	directors of the Company

“Extraordinary General Meeting”	an extraordinary general meeting of the Company to be held to approve, among other things, the New Comprehensive Agreement, the Financial Services Agreement, the Non-Exempt Continuing Connected Transactions and their proposed annual caps

“Financial Services Agreement”	the financial services agreement dated 30 August 2023 entered into between the Company and CNPC Finance regarding the provision of certain financial services by CNPC Finance to the Group, coming into effect on 1 January 2024 and effective for three years

“Group”	the Company and its subsidiaries

“HKEx Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“H Share(s)”	the overseas listed foreign share(s) in the Company’s share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars

“Independent Board Committee”	the independent committee of the Board, comprising Mr. Cai Jinyong, Mr. Jiang, Simon X., Mr. Zhang Laibin, Ms. Hung Lo Shan Lusan and Mr. Ho Kevin King Lun, the independent non-executive

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Directors, formed for the purpose of reviewing and advising the Independent Shareholders in respect of the New Comprehensive Agreement, the Financial Services Agreement, the Non-Exempt Continuing Connected Transactions and the relevant proposed annual caps "Independent Financial ICBC International Capital Limited ( ), a licensed Advisor" corporation carrying out Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) regulated activities under the SFO, and the independent financial advisor appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the terms and the relevant proposed annual caps in connection with the Non-Exempt Continuing Connected Transactions "Independent the shareholder(s) of the Company other than CNPC and its associates Shareholder(s)" "Jointly-held A company(ies) (not including CNPC Finance) in which the Company and CNPC Entity(ies)" jointly hold shares while CNPC and/or its subsidiaries (individually or together) is/are entitled to exercise, or control the exercise of, 10% or more of the voting power of the companies at any general meeting of such company(ies) "Kunlun Leasing" Kunlun Financial Leasing Co., Ltd. ( ), a company incorporated in the PRC with limited liability, which is a subsidiary of CNPC "Land Use Rights Leasing the land use rights leasing contract dated 10 March 2000 entered into between Contract" the Company and CNPC pursuant to which CNPC has leased to the Group parcels of land throughout the PRC in connection with and for the purpose of all aspects of the operations and business of the Group for a term of 50 years "New Comprehensive the comprehensive products and services agreement dated 30 August 2023 entered Agreement" into between CNPC and the Company regarding the provision by the Group to CNPC/Jointly-held Entities and by CNPC/Jointly-held Entities to the Group, of a range of products and services from time to time, coming into effect on 1 January 2024 and effective for three years "Non-Exempt Continuing the Non-Exempt Continuing Connected Transactions with CNPC and Non-Exempt Connected Transactions" Continuing Connected Transactions with CNPC Finance "Non-Exempt Continuing the Continuing Connected Transactions with CNPC under the categories of 1.7.1 Connected Transactions (1)(a), (2)(a), (2)(b) and (2)(e)(i), as set out in the section 1 of this with CNPC" announcement

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Transactions with CNPC”

“Non-Exempt Continuing Connected Transactions with CNPC Finance”	the Continuing Connected Transactions with CNPC Finance under the categories of 2.6.1(1), as set out in the section 2 of this announcement

“PRC” or “China”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended from time to time

“Shanghai Stock Exchange”	Shanghai Stock Exchange

“Share(s)”	share(s) of the Company, including the A Share(s) and the H Share(s)

“Shareholder(s)”	holder(s) of Shares of the Company

“subsidiary(ies)”	has the meanings ascribed to it under the HKEx Listing Rules

“Supervisory Committee”	the supervisory committee of the Company

Supplemental Agreement to the Land Use Rights Leasing Contract	the supplemental agreement to the Land Use Rights Leasing Contract entered into between the Company and CNPC on 25 August 2011

By order of the Board PetroChina Company Limited Company Secretary WANG Hua

Beijing, the PRC

30 August 2023

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei and Mr. Xie Jun as non-executive Directors; Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Mr. Cai Jinyong, Mr. Jiang, Simon X., Mr. Zhang Laibin, Ms. Hung Lo Shan Lusan and Mr. Ho Kevin King Lun as independent non-executive Directors.

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